Filed Pursuant to Rule 424(b)(5)
Registration Statement #333-110793
and 333-123256
PROSPECTUS SUPPLEMENT

(To Prospectus dated December 24, 2003)
5,000,000 Shares
JLG INDUSTRIES, INC.
Common Stock

We are offering 5,000,000 shares of our common stock. We will receive all of the net proceeds from the sale of that common stock.
Our common stock is listed on the New York Stock Exchange under the symbol “JLG.” The last reported sale price of our common stock on March 10, 2005 was $21.97 per share.
Investing in our common stock involves risks. Before buying any shares, you should read carefully the discussion of material risks of investing in our common stock in “Risk factors” beginning on page S-8 of this prospectus supplement and page 1 of the accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$21.970	$109,850,000

Underwriting discounts and commissions	$1.099	$5,492,500

Proceeds, before expenses, to us	$20.871	$104,357,500

The underwriters may also purchase up to an additional 750,000 shares of common stock from us at the public offering price, less underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $6,316,375, and the total proceeds, before expenses, to us will be $120,011,125.
The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about March 16, 2005.
Sole Lead Manager
UBS Investment Bank

SunTrust Robinson Humphrey
Harris Nesbitt
The date of this prospectus supplement is March 11, 2005.

________________________________________________________________________________
You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. We are not, and the underwriters are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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________________________________________________________________________________
About this prospectus supplement
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus”, we are referring to both parts combined.
If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus as well as additional information described under “Where you can find more information” in the accompanying prospectus before investing in our common stock.
All references to “JLG”, the “Company”, “us” and “we” in this prospectus supplement and the accompanying prospectus mean, unless the context indicates otherwise, JLG Industries, Inc. together with its consolidated subsidiaries. All references in this prospectus supplement to our consolidated financial statements include, unless the context indicates otherwise, the related notes. The market data included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including growth rates and information relating to our relative position in the industries we serve, are based on internal surveys, market research, publicly available information and industry publications. Although we believe that such independent sources are reliable, we have not independently verified the information contained in them. The financial statements of our foreign operations are measured in their local currency and then translated into US dollars. All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year.

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Prospectus supplement summary
This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before making an investment decision. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk factors” section, the financial data and the financial statements and other information incorporated by reference.
OUR COMPANY
Founded in 1969, we are the world’s largest manufacturer of access equipment (which we define as aerial work platforms and telehandlers) and highway-speed telescopic hydraulic excavators (excavators) based on gross revenues. Our aerial work platform and telehandler products are used in a wide variety of construction, industrial, institutional and general maintenance applications to position men and materials at heights. Our access equipment customers include equipment rental companies, construction contractors, manufacturing companies and home improvement centers. Our excavator products are used primarily by state and local municipalities in earthmoving applications. We sell our products globally under some of the most well established and widely recognized brand names in the access equipment industry, including JLG®, SkyTrak®, Lull® and Gradall®. We have manufacturing facilities in the United States, Belgium and France as well as sales and service operations on six continents. We operate on a July 31 fiscal year with our first, second and third fiscal quarters ending on Sundays proximate to October 31, January 31 and April 30, respectively. For the last four quarters ended January 30, 2005, we generated revenues and net income of $1.4 billion and $22.7 million, respectively.
OUR BUSINESS SEGMENTS
We operate through three business segments: Machinery, Equipment Services and Access Financial Solutions. Our Machinery segment designs, manufactures and sells aerial work platforms, telehandlers, telescoping hydraulic excavators and trailers as well as an array of complementary accessories that increase the versatility and efficiency of these products for end-users. Our Equipment Services segment provides after-sales service and support for our installed base of equipment, including parts sales and equipment rentals, and sells used and remanufactured or reconditioned equipment. Our Access Financial Solutions segment arranges equipment financing and leasing solutions for our customers primarily through third party financial institutions and provides credit support in connection with these financing and leasing arrangements. The following table summarizes our revenues by segment and principal product category for the fiscal year ended July 31, 2004, the six months ended January 25, 2004 and January 30, 2005 and the twelve months ended January 30, 2005:

		Six months ended,
	Fiscal year ended			Twelve months ended
	July 31, 2004	January 25, 2004	January 30, 2005	January 30, 2005

	(in thousands)
Machinery
Aerial work platforms	$562,056	$198,614	$296,040	$659,482
Telehandlers	358,865	141,916	212,158	429,107
Excavators	52,689	20,694	25,554	57,549

Total Machinery	973,610	361,224	533,752	1,146,138
Equipment Services	204,454	81,637	120,420	243,237
Access Financial Solutions	15,898	7,254	5,923	14,567

Total	$1,193,962	$450,115	$660,095	$1,403,942

OUR INDUSTRY
We operate primarily in the access segment of the global construction, maintenance, and industrial equipment industry. We define the access segment as aerial work platforms and telehandlers. Demand for these products is greatest among industrialized economies where productivity and safety are valued. Consequently, the largest markets for access equipment are North America, Western Europe and the developed markets of Asia and the Pacific Rim. Manufacturers sell access equipment to equipment rental companies and independent equipment distributors. Equipment rental companies rent the equipment to a broad range of end-users and equipment distributors resell the equipment to end-users and other customers. Aerial work platforms reach end-users predominantly through the equipment rental channel. Telehandlers reach end-users through both the equipment rental and equipment distribution channels. Additionally, home improvement centers are a smaller, but growing channel for specialized access equipment targeted at small contractors and other home improvement professionals. Home improvement centers and other big box retailers also present significant opportunities for “behind the wall” sales of access products for stock-picking and other in-store applications.
The North American equipment rental industry has been consolidating since the mid-1990s resulting in a number of larger national and regional companies. The consolidation in the equipment rental industry has contributed to a significant reduction in the number of access equipment manufacturers as the larger equipment rental companies have sought to reduce the number of suppliers from which they purchase equipment. Since 1997, the number of significant North American and European broad-line aerial work platform manufacturers has decreased from 11 to three, and the number of significant North American and European telehandler manufacturers has decreased from 13 to eight. We believe this consolidation has positioned us and the other remaining access equipment manufacturers to generate improved returns from stronger market shares and the associated purchasing and production economies.
OUR COMPETITIVE STRENGTHS
We believe the following strengths differentiate us from our competitors:
Market Leading Positions. Based on gross revenues, we believe we have the number one market position in aerial work platforms and telehandlers in the United States and the number one and number three market positions, respectively, worldwide. In addition, our telescoping excavator product line includes the leading product in the highway-speed wheel-mounted excavator niche market in North America. Our market leading positions are supported by our well established and widely recognized JLG, SkyTrak, Lull and Gradall brands.
A Preferred Supplier to Major Rental Companies. Most large equipment rental companies seek to have at least two preferred suppliers for each type of equipment they purchase. We are a preferred supplier to the top ten access equipment rental companies listed on the Rental Equipment Register and also to many regional rental companies. We have benefited from the consolidation among rental companies by maintaining and enhancing our existing relationships with industry leaders while also developing new relationships.
Strong Telehandler Position Supports Sales of Aerial Work Platforms. End-users of telehandlers are typically skilled operators that have been trained on a particular manufacturer’s equipment and these operators typically have a strong preference for a particular brand of telehandler. Most equipment rental companies rent both aerial work platforms and telehandlers and we use end-users’ preferences for our telehandlers in marketing to rental companies to support sales of our aerial work platforms.
Focus on New Product Development. We are focused on developing new products as well as expanding the functionality and lowering the cost of our existing products. Over the past three and one-half fiscal years through January 30, 2005, we have invested a total of $63 million in product development which we believe has resulted in a product portfolio that is among the most comprehensive and technologically advanced in the access industry. We believe the breadth and technological sophistication of our product portfolio make our products a preferred choice for most customers and end-users. Although amounts vary from year-to-year, since 1994, we have derived an average of 30% of our annual sales from new and redesigned products introduced in the previous 24 months.
Superior Customer Service. One way we have built our brand equity is by delivering superior customer service. We believe we have industry leading service programs, including our customer training programs, Internet-based parts ordering and warranty processing, Internet access to technical manuals, telephone service lines, dedicated regional service personnel and programs for extended warranties. Our new pilot ServicePLUStm operation in Houston offers customers equipment service and maintenance in the field and Access Financial Solutions, among other things, arranges third-party financing solutions for our customers. In addition, we are the only access equipment manufacturer with dedicated remanufacturing facilities in both North America and Europe for refurbishing and remarketing previously owned equipment with like-new warranties.
Efficiency and Excellence in Manufacturing. We have a long record of manufacturing efficiency and excellence evidenced during the 1990s by our ISO certifications and our McConnellsburg, Pennsylvania facility being recognized in 1999 as one of the top 10 manufacturing plants in North America by IndustryWeek magazine. We take a continuous improvement approach to manufacturing processes and strategic outsourcing of components with the objective of lowering our manufacturing costs through better utilization of existing floor space and increased throughput capacity. For example, following the acquisition of the OmniQuip® business unit (“OmniQuip”) of Textron Inc. in August 2003, we consolidated our North American manufacturing operations from 13 facilities totaling 2.6 million square feet into seven facilities totaling 1.4 million square feet, while simultaneously increasing our overall throughput and versatility of our production lines to accommodate a variety of models. These actions allowed us to consolidate assembly of all four of our North American commercial telehandler brands and our military telehandler designs with our larger aerial products into a single facility which substantially reduced our costs, while retaining sufficient additional capacity within current building footprints to accommodate growth.
Global Presence. We sell our aerial work platforms, telehandlers and excavators through a network of 25 sales and service offices located on six continents. For fiscal 2004, 2003 and 2002, we derived $270.3 million, $204.6 million and $213.8 million, respectively, of our revenues outside of the United States, representing 23%, 27% and 28% of our total revenues, respectively.
Experienced Management Team. Our senior management team has broad industry knowledge and proven track records at JLG and as executives at other manufacturing companies. Members of our senior management team have an average of 29 years in leadership positions in manufacturing companies and an average of 13 years with JLG.
OUR BUSINESS STRATEGY
Become the Global Leader in Aerial Work Platforms and Telehandlers. Our strategy is to expand our number one global market position in aerial work platforms and to grow our number one market position in telehandlers in North America to a number one market position globally over the next several years. To this end, we will continue to promote our brands, invest in new product development, and target particular geographic areas and industry sectors through strategic marketing programs. We also will focus on expanding our non-rental company distribution channels while maintaining our core strength in our traditional rental company channel.
Grow Sales of Telehandlers in Europe. Approximately two times as many telehandlers are sold in Europe than in North America, but our share of the European telehandler market is significantly smaller than our share of the North American telehandler market. Our strategy is to increase our sales of telehandlers in Europe by leveraging our existing aerial work platform distribution network and by developing distribution alliances with equipment manufacturers (through private label or similar arrangements) that have more developed European distribution networks than our own. For example, on March 31, 2004, we entered into a memorandum of understanding with SAME Deutz-Fahr Group, a leading European manufacturer of agricultural tractors, to pursue an arrangement to private-label certain models of our compact telehandlers for sale through their distribution network.
Develop Products for the Growing Home Improvement Center and Big Box Retailer Channels. The Home Depot and Lowe’s are expanding their equipment rental businesses to include access equipment. These home improvement centers and other big box retailers also present significant opportunities for in-store “behind the wall” sales of access equipment. Our strategy is to grow our sales of access equipment to home improvement centers and big box retailers by developing specialized products that meet the unique needs of these customers. For example, we recently introduced a trailer-mounted articulated boom lift designed for small construction contractors and other home improvement professionals at the American Rental Association Trade Show. The unit has significant advantages for this market niche over a traditional aerial work platform, including ease of transport (a separate trailer or flatbed is not required to transport the equipment) and a lower total cost than a traditional aerial work platform and trailer combination.
Expand Service Capabilities to Generate Incremental, High Margin, Sales. Most of our customers currently rely upon local independent service centers to perform repairs on their equipment. Aftermarket service has comparatively higher profit margins than new machine sales and is less sensitive to changes in capital spending by our customers. Our strategy is to expand our service capabilities so that we can capture a larger portion of the service revenues generated by our installed base of equipment as well as the equipment of our competitors. As part of this strategy, we established our ServicePLUS operation, which is dedicated to providing maintenance, general repair and reconditioning services for our equipment. We opened our first ServicePLUS facility in Houston, Texas in July 2004 and we are currently evaluating expansion opportunities for our ServicePLUS operation in additional markets.
Enhance Profitability and Operating Efficiency Through Continuous Cost Reduction. Our strategy is to continue to lower our manufacturing costs through aggressive supply chain management, commonized product designs and manufacturing process improvements that reduce cycle times and production costs.
Pursue Selective Acquisitions and Divestitures. We have in the past and will in the future pursue selective acquisitions, joint ventures, investments and alliances that improve our market position in the access equipment industry by expanding our product lines and profit opportunities, diversifying our distribution channels, or improving our manufacturing efficiency. We also review the performance and operations of our business units and evaluate them against our core business strategies. As part of that process, we consider the divestiture of non-core operations. We have made strategic divestitures in the past and expect that we may make additional divestitures in the future.
OUR CORPORATE INFORMATION
JLG Industries, Inc. is incorporated in the Commonwealth of Pennsylvania. Our principal offices are located at 1 JLG Drive, McConnellsburg, Pennsylvania 17233-9533, (717) 485-5161.

The offering

Common stock we are offering	5,000,000 shares

Common stock to be outstanding after this offering	49,710,049 shares

Dividend policy	Our Board of Directors considers the payment of cash dividends on a quarterly basis. The current annualized dividend rate is $0.02 per share. See “Price range of common stock and dividend policy.”

Use of proceeds	We intend to use the net proceeds from this offering to redeem $61.25 million principal amount of our 8 3/8% Senior Subordinated Notes due 2012 and for other general corporate purposes. See “Use of proceeds.”

New York Stock Exchange symbol	JLG
The number of shares of common stock outstanding immediately after the closing of this offering is based on 44,710,049 shares of our common stock outstanding as of February 24, 2005. The number of shares of our common stock outstanding immediately after this offering excludes:

•	3,821,407 shares of our common stock issuable upon the exercise of stock options outstanding as of February 24, 2005 under our equity compensation plan at a weighted average exercise price of $12.22 per share;

•	2,396,408 shares of our common stock available for future issuance under our equity compensation plan at the closing of this offering (based on options outstanding as of February 24, 2005); and

•	550,000 shares of our common stock reserved for purchase by the respective trustees of a number of defined contribution plans of JLG and its subsidiaries.
Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase up to 750,000 additional shares of our common stock to cover over-allotments, if any.

Summary financial data
The following summary financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and “Selected historical consolidated financial information”, included elsewhere in this prospectus supplement, and our audited and unaudited consolidated financial statements incorporated by reference in this prospectus supplement. We operate on a July 31 fiscal year with our first, second and third fiscal quarters ending on Sundays proximate to October 31, January 31 and April 30, respectively.

				Six months ended,

				(unaudited)
	Years ended July 31,
				January 25,	January 30,
	2002	2003	2004(1)	2004	2005

	(in thousands, except per share amounts)
Income statement data:
Revenues	$770,070	$751,128	$1,193,962	$450,115	$660,095
Cost of sales	637,983	616,686	968,562	368,402	580,428

Gross profit	132,087	134,442	225,400	81,713	79,667
Selling and administrative expenses	79,693	79,225	128,465	52,065	58,932
Product development expenses	15,586	16,142	21,002	9,208	11,463
Restructuring charges(2)	6,091	2,754	27	11	—

Income from operations	30,717	36,321	75,906	20,429	9,272
Interest expense	(16,255)	(27,985)	(38,098)	(19,424)	(17,318)
Miscellaneous, net	4,759	6,691	4,073	3,280	5,978

Income (loss) before income taxes and cumulative effect of change in accounting principle	19,221	15,027	41,881	4,285	(2,068)
Income tax provision (benefit)	6,343	2,635	15,232	1,594	(823)

Income (loss) before cumulative effect of change in accounting principle	12,878	12,392	26,649	2,691	(1,245)
Cumulative effect of change in accounting principle(3)	(114,470)	—	—	—	—

Net income (loss)	$(101,592)	$12,392	$26,649	$2,691	$(1,245)

Earnings (loss) per common share before cumulative effect of change in accounting principle	$0.31	$0.29	$0.62	$0.06	$(0.03)
Cumulative effect of change in accounting principle	(2.72)	—	—	—	—

Earnings (loss) per common share	$(2.41)	$0.29	$0.62	$0.06	$(0.03)

Earnings (loss) per common share—assuming dilution before cumulative effect of change in accounting principle	$0.30	$0.29	$0.61	$0.06	$(0.03)
Cumulative effect of change in accounting principle	$(2.65)	$—	$—	$—	$—

Earnings (loss) per common share—assuming dilution	$(2.35)	$0.29	$0.61	$0.06	$(0.03)

Cash dividends per share	$0.025	$0.02	$0.02	$0.01	$0.01
Weighted average shares outstanding	42,082	42,601	42,860	42,725	43,762
Weighted average shares outstanding—assuming dilution	43,170	42,866	44,032	43,865	43,762
(footnotes on following page)

				Six months ended,

				(unaudited)
	Years ended July 31,
				January 25,	January 30,
	2002	2003	2004(1)	2004	2005

	(in thousands, except per share amounts)
Balance sheet data:
Cash and cash equivalents	$6,205	$132,809	$37,656	$18,125	$24,305
Total assets	778,241	936,202	1,027,444	972,118	979,074
Total debt	279,329	460,570	423,534	464,609	383,534
Shareholders’ equity	236,042	247,714	281,270	252,252	284,746
Business segment data:
Revenues
Machinery	$621,283	$594,484	$973,610	$361,224	$533,752
Equipment Services	133,058	136,737	204,454	81,637	120,420
Access Financial Solutions	15,729	19,907	15,898	7,254	5,923

Total	$770,070	$751,128	$1,193,962	$450,115	$660,095

Operating income (loss)
Machinery	$29,039	$25,513	$70,844	$18,134	$(3,807)
Equipment Services	24,686	27,119	59,760	23,877	35,478
Access Financial Solutions	5,288	3,990	1,695	11	906
General corporate	(33,347)	(32,001)	(67,308)	(27,181)	(27,050)

Segment profit	25,666	24,621	64,991	14,841	5,527
Access Financial Solutions’ interest expense	5,051	11,700	10,915	5,588	3,745

Operating income	$30,717	$36,321	$75,906	$20,429	$9,272

Other data:
Capital expenditures, net of retirements	$12,390	$10,324	$11,978	$6,287	$4,663
Depreciation & amortization	20,959	19,937	25,681	13,252	14,046
Order board(4)	45,571	47,254	198,122	111,263	290,043

(1)	Includes the results of OmniQuip from the August 1, 2003 date of acquisition and the results of Delta Manlift SAS from the April 30, 2004 date of acquisition.

(2)	In fiscal 2002, we announced the permanent closure of our manufacturing facility in Orrville, Ohio as part of our capacity rationalization plan and integrated these operations into our McConnellsburg, Pennsylvania facility. As a result, we incurred a pre-tax charge of $6.9 million, consisting of $1.2 million for termination benefits and lease termination costs, $4.9 million for the write-down of assets and $0.9 million in costs related to relocating assets and start-up costs associated with the move of the operations. Of the $6.9 million, $6.1 million is included in restructuring charges in fiscal 2002 and the remainder in cost of sales in fiscal 2002 and 2003.
In fiscal 2003, we idled the 130,000-square-foot Sunnyside facility in Bedford, Pennsylvania and relocated that production into our Shippensburg, Pennsylvania facility. Additionally, we improved our European sales and service operations organization by eliminating redundant operations and reducing headcount. We recorded restructuring charges totaling $2.8 million, which consisted of termination benefit costs and employee relocation costs.

(3)	Effective August 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” As a result of this accounting standard, we no longer amortize goodwill. During fiscal 2002, we completed a review of our goodwill for impairment as required by SFAS No. 142 and determined that a transitional impairment loss of $114.5 million was required.

(4)	Represents the dollar value of unfilled customer purchase orders for new equipment. These orders are cancellable by the customer up to the date of shipment and thus the full amount of the order board may not materialize into sales. This information is used by management to gauge the demand for our products and to assist in planning production.

Risk factors
You should carefully consider the risk factors set forth below and all other information contained in this prospectus supplement and the prospectus, including the documents incorporated by reference and the matters discussed under “Forward-looking statements” on page S-18, before making any decision regarding an investment in our common stock. If any of the events contemplated by the following risks actually occur, then our business, financial condition or results of operations could be materially adversely affected. As a result of these and other factors, the value of our common stock could decline, and you may lose all or part of your investment.
RISKS RELATED TO OUR BUSINESS
Our business is highly cyclical and seasonal.
Historically, sales of our products have been subject to cyclical variations caused by changes in general economic conditions. The demand for our products reflects the capital investment decisions of our customers, which depend upon the general economic conditions of the markets that our customers serve, including, particularly, the construction and industrial sectors of the North American, European and developed Asian and Pacific Rim economies. During periods of expansion in construction and industrial activity, we generally have benefited from increased demand for our products. Conversely, downward economic cycles in construction and industrial activities result in reductions in sales and pricing of our products, which may reduce our profits and cash flow. During economic downturns, customers also tend to delay purchases of new products. In addition, our business is highly seasonal with the majority of our sales occurring in the spring and summer months which constitute the traditional construction season. The cyclical and seasonal nature of our business could at times adversely affect our liquidity and ability to borrow under our credit facilities.
Our customer base is consolidated and a relatively small number of customers account for a majority of our sales.
Our principal customers are equipment rental companies that purchase our equipment and rent it to end-users. In recent years, there has been substantial consolidation among rental companies, particularly in North America, which is our largest market. A limited number of these companies account for a substantial majority of our sales. Some of these large customers are burdened by substantial debt and have limited liquidity, which has recently constrained their ability to purchase additional equipment and has contributed to their decisions to significantly reduce capital spending. Purchasing patterns by some of these large customers also can be erratic with large volume purchases during one period followed by periods of limited purchasing activity. Any substantial change in purchasing decisions by one or more of our major customers, whether due to actions by our competitors, customer financial constraints or otherwise, could have an adverse effect on our business. In addition, the reduction of the number of customers has increased competition, in particular on the basis of pricing. Finally, our ability to sell to rental companies is based in part on our status as a preferred supplier. If we lose that status because of our products, service, pricing, delivery capabilities or otherwise, our business may be materially and adversely affected.
We operate in a highly competitive industry.
We compete in a highly competitive industry. To compete successfully, our products must excel in terms of quality, price, breadth of product line, efficiency of use and maintenance costs, safety and comfort, and we must also provide excellent customer service. The greater financial resources of certain of our competitors and their ability to provide additional customer financing or pricing

Risk factors

discounts may put us at a competitive disadvantage. In addition, the greater financial resources or the lower amount of debt of certain of our competitors may enable them to commit larger amounts of capital in response to changing market conditions. Certain competitors also may have the ability to develop product or service innovations that could put us at a disadvantage. If we are unable to compete successfully against other manufacturers of access equipment, we could lose customers and our revenues may decline. There can also be no assurance that customers will continue to regard our products favorably, that we will be able to develop new products that appeal to customers, that we will be able to improve or maintain our profit margins on sales to our customers or that we will be able to continue to compete successfully in the access equipment segment.
We are significantly leveraged and our credit facilities impose operating and financial limitations.
We are significantly leveraged and substantially all of our assets are subject to liens to secure our outstanding indebtedness. We will require substantial amounts of cash to fund scheduled payments of principal and interest on our indebtedness, future capital expenditures and any increased working capital requirements. Our ability to make scheduled payments on our debt obligations will depend upon our future operating performance and, if we do not generate sufficient cash from our operations, on our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our obligations, we will need to refinance, obtain additional financing or sell assets, and there is no assurance that these or other options will be available to us on a timely basis.
The covenants under our credit facilities impose operating and financial restrictions on us. These restrictions will limit our ability, among other things, to:

•	incur additional indebtedness, including to make acquisitions;

•	pay dividends or make other distributions;

•	make investments or repurchase our stock;

•	consolidate, merge or sell all or substantially all of our assets; and

•	enter into transactions with affiliates.
In addition, our credit facilities require us to maintain specified financial ratios. These covenants may adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of these covenants or our inability to maintain the required financial ratios could result in a default on our indebtedness. If a default occurs, the relevant lenders could declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and could proceed against our assets that secure that indebtedness.
Our customers need financing to purchase our products, which exposes us to additional credit risk.
Availability and cost of financing are significant factors that affect demand for our products. Many of our customers can purchase equipment only when financing is available to them at a reasonable cost. Some of our customers are unable to obtain from banks or other third-party credit providers all of the financing needed to fully fund their entire demand of our equipment. We offer a variety of financing and credit support programs and terms to our customers. These include open account sales, installment sales, finance leases, direct loans, guarantees, other investments, or other credit enhancements of financing provided to our customers by third parties. Our financing and credit support transactions

Risk factors

expose us to credit risk, including the risk of default by customers and any disparity between the cost and maturity of our funding sources and the yield and maturity of financing that we provide to our customers. We believe that our customers are most likely to seek financing and credit support from us in down economic cycles, which increases our risk in providing this financing.
We may not be able to satisfy all credit requests by our customers and as a result may lose business to competitors.
Due to our size and capital constraints, we may not be able to fund or otherwise satisfy all credit requests by our customers, which could adversely affect our future sales. Our ability to continue to meet customer credit needs depends largely on our ability to generate funds by monetizing finance receivables, either by selling them to a third party or by getting a loan from a third party secured by such finance receivables, or our ability through credit enhancements or otherwise to induce third parties to extend credit to our customers. Factors that may affect our prospects for completing such monetization transactions include the credit quality and customer concentration of our existing and future portfolios of finance receivables, market availability for such transactions and current and potential changes in accounting rules that may impact the accounting treatment of monetization transactions. As with financing provided by third parties in which we offer credit enhancement, in some monetizations of finance receivables we expect the third party to have limited recourse to us. If we are unable to generate funds through these or other types of monetization transactions, or otherwise induce third parties to satisfy customer credit demands, we may be unable to sustain our future business plan.
We may experience credit losses in excess of our allowances and reserves for doubtful accounts, finance and pledged finance receivables, notes receivable and guarantees of indebtness of others.
We evaluate the collectibility of open accounts, finance receivables, notes receivables and our guarantees of indebtness of others based on a combination of factors and establish reserves based on our estimates of potential losses. In circumstances where we believe it is probable that a specific customer will have difficulty meeting its financial obligations, a specific reserve is recorded to reduce the net recognized receivable to the amount we expect to collect, and/ or recognize a liability for a guarantee we expect to pay, taking into account any amounts that we would anticipate realizing if we are forced to take action against the equipment that supports the customer’s financial obligations to us. For example, as of January 30, 2005, one of our major customers had a net credit exposure to us with respect to certain notes receivable and guarantees of indebtness net of our estimate of the collateral value of the equipment securing the guarantees totaling $16.8 million for which we have recorded a $7.4 million reserve. If we experience losses on this receivable or guarantee in excess of this reserve, our earnings will be negatively impacted. We also establish additional reserves based upon our perception of the quality of the current receivables, the current financial position of our customers and past experience of collectibility. The historical loss experience of our finance receivables portfolio is limited, however, and therefore may not be indicative of future losses. If the financial condition of our customers were to deteriorate or we do not realize the full amount of any anticipated proceeds from the sale of the equipment supporting our customers’ financial obligations to us, we may incur losses in excess of our reserves.
Increased or unexpected warranty claims could adversely affect us.
We provide our customers a warranty covering workmanship, and in some cases, materials on products we manufacture or remanufacture. Our warranty generally provides that our products will be free from defects for periods ranging from 12 months to 60 months. If a product fails to comply with

Risk factors

a warranty we may be obligated at our expense to correct any defect by repairing or replacing the defective product. Although we maintain warranty reserves in amounts that we determine based on amounts of products shipped and historical and anticipated claims, there can be no assurance that future warranty claims will not exceed these reserves and materially adversely affect our financial condition, results of operations and cash flows.
Our products involve risks of personal injury and property damage, which expose us to potential liability.
Our business exposes us to possible claims for personal injury or death and property damage resulting from the use of equipment that we rent or sell. We maintain insurance through a combination of self-insurance retentions and excess insurance coverage. We monitor claims and potential claims of which we become aware and establish accrued liability reserves for the self-insurance amounts based on our liability estimates for such claims. We cannot give any assurance that existing or future claims will not exceed our estimates for self-insurance or the amount of our excess insurance coverage. In addition, we cannot give any assurance that insurance will continue to be available to us on economically reasonable terms or that our insurers would not require us to increase our self-insurance amounts.
Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages and price increases.
In the manufacture of our products, we use large amounts of raw materials and processed inputs including steel, engine components, copper and electronic controls. We obtain raw materials and certain manufactured components from third-party suppliers. To reduce material costs and inventories, we rely on supplier arrangements with preferred vendors as a source for “just-in-time” delivery of many raw materials and manufactured components. Because we maintain limited raw material and component inventories, even brief unanticipated delays in delivery by suppliers, including those due to capacity constraints, labor disputes, impaired financial condition of suppliers, weather emergencies or other natural disasters, may adversely affect our ability to satisfy our customers on a timely basis and thereby affect our financial performance. This risk increases as we continue to change our manufacturing model to more closely align production with customer orders. In addition, recently, market prices of some of the raw materials we use, in particular steel, have increased significantly. If we are not able to pass raw material or component price increases on to our customers, our margins could be adversely affected. In fiscal 2004 and 2005, we instituted price increases to offset, in part, the impact of higher steel prices. We cannot be certain that we will be able to maintain these price increases or that some of our customers will not cancel their existing orders or elect not to purchase products from us in the future due to these price increases. If any of these events occur, our financial performance will be negatively impacted.
If the economy worsens, the cost saving efforts we have implemented may not be sufficient to achieve the benefits we expect.
We have taken certain actions to streamline operations and reduce costs, including a number of facilities closures and other global organizational and process consolidations. As a result of these actions, we expect to realize annualized costs savings that exceed the costs to be incurred in taking these actions. If the economy or capital goods market worsens, the capital goods market does not improve, or our revenues are lower than our expectations, the efforts we have implemented may not achieve the benefits we expect.

Risk factors

We face risks with respect to our introduction of new products and services.
Our business strategy includes the introduction of new products and services. Some of these products or services may be introduced to compete with existing offerings of competing businesses, while others may target new and unproven markets. We must make substantial expenditures in order to introduce new products and services or to enter new markets. We cannot give any assurance that our introduction of new products or services or entry into new markets will be profitable or otherwise generate sufficient incremental revenues to recover the expenditures necessary to launch such initiatives. Such initiatives also may expose us to other types of regulation or liabilities than those to which our business is currently exposed.
We may face limitations on our ability to finance future acquisitions and integrate acquired businesses.
We intend to continue our strategy of identifying and acquiring businesses with complementary products and services, which we believe will enhance our operations and profitability. We may pay for future acquisitions from internally generated funds, bank borrowings, public or private debt or equity securities offerings, or some combination of these methods. However, we may not be able to find suitable businesses to purchase or may be unable to acquire desired businesses or assets on economically acceptable terms. In addition, we may not be able to raise the money necessary to complete future acquisitions. In the event we are unable to complete future strategic acquisitions, we may not grow in accordance with our expectations.
In addition, we cannot guarantee that we will be able to successfully integrate any business we purchase into our existing business or that any acquired businesses will be profitable. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired companies, which could decrease the time that they have to service and attract customers and develop new products and services. Our inability to complete the integration of new businesses in a timely and orderly manner could have a material adverse effect on our results of operations and financial condition. In addition, because we may pursue acquisitions both in the United States and abroad and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.
Our international operations are subject to a variety of potential risks.
International operations represent a significant portion of our business. For fiscal 2004, 2003 and 2002, we derived $270.3 million, $204.6 million and $213.8 million, respectively, of our revenues outside the United States, representing 23%, 27% and 28% of our total revenues, respectively. Customers outside the US accounted for 25% of revenues for the six months ended January 30, 2005. We expect revenues from foreign markets to continue to represent a significant portion of our total revenues. Outside the United States, we operate manufacturing facilities in Belgium and France and 21 sales and services facilities elsewhere. We also sell domestically manufactured products to foreign customers.
Our international operations are subject to a number of potential risks in addition to the risks of our domestic operations. Such risks include, among others:

•	currency exchange controls;

•	labor unrest;

•	differing, and in many cases more stringent, labor regulations;

Risk factors

•	differing protection of intellectual property;

•	regional economic uncertainty;

•	political instability;

•	restrictions on the transfer of funds into or out of a country;

•	export duties and quotas;

•	domestic and foreign customs and tariffs;

•	current and changing regulatory environments;

•	difficulty in obtaining distribution support;

•	difficulty in staffing and managing widespread operations;

•	differences in the availability and terms of financing; and

•	potentially adverse tax consequences.
These factors may have an adverse effect on our international operations, or on the ability of our international operations to repatriate earnings to us, in the future.
Our strategy to expand our worldwide market share and decrease costs includes strengthening our international distribution capabilities, including through identifying and entering into joint venture and distribution arrangements with local market participants, and sourcing basic components in foreign countries, in particular in Europe. Implementation of this strategy may increase the impact of the risks described above and we cannot assure you that such risks will not have an adverse effect on our business, results of operations or financial condition. We also cannot assure you that we will be able to find suitable joint venture or other distribution partners, that we will be able to enter into joint venture or distribution arrangements on favorable terms or at all or that any such joint venture or distribution arrangement will be successful.
We are subject to currency fluctuations from our international sales.
Our products are sold in many countries around the world. Thus, a portion of our revenues is generated in foreign currencies, including principally the Euro, the British pound and the Australian dollar, while costs incurred to generate those revenues are only partly incurred in the same currencies. Since our financial statements are denominated in US dollars, changes in currency exchange rates between the US dollar and other currencies have had, and will continue to have, an impact on our earnings. To reduce this currency exchange risk, we may buy protecting or offsetting positions (known as “hedges”) in certain currencies to reduce the risk of adverse currency exchange movements. Currency fluctuations may impact our financial performance in the future.
Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.
We generate hazardous and non-hazardous wastes in the normal course of our manufacturing and service operations. As a result, we are subject to a wide range of federal, state, local and foreign environmental laws and regulations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous and non-hazardous wastes. These laws and regulations also impose liability for the cost of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of, or exposure to, hazardous substances. In addition, our operations are subject to other laws and regulations relating to the protection of the environment and human health and safety, including those

Risk factors

governing air emissions and water and wastewater discharges. Compliance with these environmental laws and regulations requires us to make expenditures.
Despite our compliance efforts, risk of environmental liability is part of the nature of our business. We cannot give any assurance that environmental liabilities, including compliance and remediation costs, will not have a material adverse effect on us in the future. In addition, acquisitions or other future events may lead to additional compliance or other costs that could have a material adverse effect on our business.
Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.
We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. A weakness in our internal controls led to a revenue recognition error and subsequent restatement of our fiscal 2003 and first quarter fiscal 2004 financial statements. While we believe we have taken steps to fix this internal control issue, we are in the process of upgrading certain business systems to improve the quality and efficiency of some of our other internal control procedures. All of this activity has resulted in increased costs and challenges for our finance and accounting personnel. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain, or unanticipated costs incurred to achieve and maintain, an effective internal control environment could have a material adverse effect on our business, operating results and/or stock price.
We face risks related to an SEC inquiry.
The SEC commenced an informal inquiry following our February 2004 announcement that we would be restating our financial statements for the fiscal year and first quarter ended July 31, 2003 and October 26, 2003, respectively. The financial restatement arose from our premature recognition in July 2003 of $8.7 million in revenues from one transaction that upon re-examination we concluded should have been recorded as a consignment sale, rather than a sale. This error reflected a material weakness in our internal controls that we believe we have since corrected. We have been advised by the staff of the SEC Enforcement Division that the inquiry relates to our accounting and financial reporting as well as the transaction that was the subject of our restatement.
We have been cooperating with the SEC staff, including by providing documents in response to a May 2004 request for voluntary production. If the SEC takes further action, it may escalate the informal inquiry into a formal investigation which may result in an enforcement action or other legal proceedings against us and potentially members of our management. Responding to such actions or proceedings could be costly and could divert the efforts and attention of our management team, including senior officers. If any such action or proceeding is resolved unfavorably to us or any of them, we or they could be subject to injunctions, fines and other penalties or sanctions, including criminal sanctions, that could materially and adversely affect our business operations, financial performance, liquidity and future prospects and materially adversely affect the trading market and price of our stock. Any unfavorable actions could also result in private civil actions, loss of key personnel or other adverse consequences.

Risk factors

We rely on key management and our ability to attract successor management personnel.
We rely on the management and leadership skills of our senior management team led by William M. Lasky, Chairman of the Board, President and Chief Executive Officer. Generally, these employees (including Mr. Lasky) are not bound by employment or non-competition agreements. The loss of the services of Mr. Lasky or of other key personnel could have a significant, negative impact on our business. Similarly, any difficulty in attracting, assimilating and retaining other key management employees in the future could adversely affect our business.
We may be subject to unanticipated litigation.
We have occasionally been subject to various legal proceedings and claims, including those with respect to intellectual property and shareholder litigation, which have involved significant unbudgeted expenditures. The costs and other effects of any future, unanticipated legal or administrative proceedings may be significant.
We may be subject to greater than anticipated tax liabilities.
From time to time we are subject to audits by the Internal Revenue Service and state, local and non-US taxing authorities, and these audits may result in substantial liabilities for taxes in excess of those anticipated. We have received notices of audit adjustments from the Pennsylvania Department of Revenue in connection with royalty deductions and manufacturing exemptions we claimed on our Pennsylvania state income and capital stock tax returns for our fiscal years 1999 through 2002. If the Pennsylvania Department of Revenue were to prevail on these issues, we would experience a cash outflow and corresponding charge of approximately $10.8 million. We believe that the Pennsylvania Department of Revenue has acted contrary to applicable law and we are vigorously disputing its position. Accordingly, we have not reserved for this potential liability.
Terrorists’ actions have and could negatively impact the US economy and the other markets in which we operate.
Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence or war could further affect the markets in which we operate, our business, financial results and our expectations. There can be no assurance that terrorist attacks, or responses to such attacks from the United States, will not lead to further acts of terrorism and civil disturbances in the United States or elsewhere or to armed hostilities, which may further contribute to economic instability in the United States. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers and could impact our domestic or international revenues, our supply chain, our production capability and our ability to deliver our products and services to our customers.
RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK
The market price of our common stock has fluctuated and could fluctuate significantly.
The market price of our common stock has been volatile in the past and could continue to be subject to wide fluctuations, including fluctuations in response to quarterly variations in our operating results, changes in underlying economic conditions affecting our industry, customers or markets served by our products, changes in our dividend payments, changes in earnings estimates by analysts, material announcements by us or our competitors, the liquidity of the market for our common stock, changes in general economic or market conditions and broad market fluctuations, or other events or factors,

Risk factors

many of which are beyond our control. The stock market has experienced extreme price and volume fluctuations which have affected market prices of smaller capitalization companies and which often have been unrelated to the operating performance of such companies. In addition, our operating results may be below the expectations of securities analysts and investors. In such event, the price of our common stock would likely decline, perhaps substantially.
Our ability to undertake future sales or distributions of common stock may cause the market price of our common stock to decline.
The sale of a substantial number of shares of our common stock into the public market, or the availability of these shares for future sale, could adversely affect the market price of our common stock and could impair our ability to obtain additional capital in the future. We have a currently effective shelf registration statement permitting the public sale of up to $126,327,500 of our securities, including common stock offered hereby, and, as of February 24, 2005, we have currently effective registration statements permitting the issuance of stock or stock-based awards under our equity compensation plan and defined contribution plans with respect to 9,058,816 shares. We may also issue shares of our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may also be significant. In addition, we may grant registration rights covering those shares in connection with any such acquisitions and investments. Any such offering has the potential to dilute your ownership interest in us and our earnings.
Management will have discretion as to the use of certain proceeds of this offering and we may not use the proceeds effectively.
While we have designated $61.25 million principal amount of our 8 3/8% Senior Subordinated Notes due 2012 to be redeemed with a portion of the net proceeds of this offering, we have not designated any particular use for the remainder of the net proceeds. Accordingly, our management will have discretion as to the application of the remainder of the net proceeds and may allocate or spend such proceeds for purposes that may not increase our profitability or market value.
Provisions in our organizational documents and outstanding debt instruments may make it difficult for someone to acquire our company.
Our articles of incorporation, bylaws, applicable Pennsylvania laws, our shareholder rights plan and our outstanding debt instruments contain provisions that would make an acquisition of control of our company more difficult. These factors could limit the price that investors may be willing to pay for our common stock. These factors include:

•	a prohibition on shareholder action by written consent;

•	limitations on the right of shareholders to call a special meeting;

•	a requirement that shareholders provide advance notice of any shareholder nominations of directors or shareholder proposals to be considered at any shareholders meeting;

•	“fair price”, “disinterested shareholder” voting and certain share redemption provisions in the event of a “control share acquisition”;

•	a requirement under our shareholder rights plan that, in many potential takeover situations, rights issued under the plan become exercisable to purchase our common stock and potentially other securities at a price substantially discounted from the then applicable market price; and

Risk factors

•	a requirement upon specified types of change in control that we repurchase our outstanding debt securities at a price in excess of the principal amount.
Our outstanding or future debt or preferred securities may negatively impact holders of common stock.
After this offering and application of the net proceeds, we will have approximately $238.8 million in principal amount of debt securities, and we may choose to issue substantial additional debt and/or preferred securities in the future. These securities will have a senior claim on our assets relative to common stockholders. Therefore, in the event of our bankruptcy, liquidation or dissolution, our assets must be used to pay off our debt and preferred obligations in full before making any distributions to common stockholders. In this event, it might be possible that a common stockholder will not recover their original investment.
Our dividend rates have varied, and we may reduce or eliminate dividends on our common stock.
The declaration and amount of dividends is subject to the discretion of our Board of Directors and our dividend rates have varied. Our Board of Directors exercises its discretion depending on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant from time to time. We are under no obligation to pay dividends and we may discontinue payment of dividends at any time. In addition, our debt instruments contain certain restrictions on our ability to grant dividends.

Risk factors

Forward-looking statements
This prospectus supplement and the accompanying prospectus include and incorporate by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The section of the accompanying prospectus captioned “Forward-looking statements” contains important identifying information and warnings regarding forward-looking statements that apply to all such statements that are included or incorporated in either this prospectus supplement or the accompanying prospectus. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated by the forward-looking statements. Any and all projections of future performance are forward-looking statements. We intend all such statements to be covered by the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement and referring you to the risk factors discussed above and the “Forward-looking statements” section of the accompanying prospectus for purposes of complying with these safe harbor provisions.
Use of proceeds
We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $103.9 million. If the underwriters exercise their option to purchase 750,000 additional shares to cover over-allotments, we estimate the aggregate net proceeds of the offering will be approximately $119.5 million. We intend to use approximately $68.1 million of the net proceeds to redeem $61.25 million in principal amount of our outstanding 8 3/8% Senior Subordinated Notes due 2012 (the “2012 Notes”) under an “equity clawback” provision that permits a redemption of up to 35% of the aggregate principal amount of the 2012 Notes at a price equal to 108.375% of such principal amount, plus accrued and unpaid interest, at any time prior to June 15, 2005. We expect to use the remainder of the net proceeds from this offering for general corporate purposes, including working capital, the reduction, repayment or repurchase of additional indebtedness, acquisitions, investments and/or capital expenditures.

Capitalization
The following table sets forth our consolidated cash and cash equivalents and capitalization as of January 30, 2005 on an actual basis and as adjusted to reflect the sale of the shares we are offering and the application of the estimated net proceeds therefrom as described in “Use of proceeds.” This table should be read in conjunction with “Use of proceeds”, “Selected historical consolidated financial information” and “Management’s discussion and analysis of financial condition and results of operations”, included elsewhere in this prospectus supplement, and our audited and unaudited consolidated financial statements and the related notes to those financial statements incorporated herein by reference.

	As of January 30, 2005

	Actual	As adjusted

	(dollars and shares in
	thousands,
	except par value)
Cash and cash equivalents	$24,305	$61,127

Debt:
Cash management facility	$1,944	$1,944
Senior secured revolving credit facility due 2006	—	—
8 1/4% Senior Notes due 2008	125,000	125,000
2012 Notes	175,000	113,750
Limited recourse debt from finance receivables monetizations(1)	77,601	77,601
Fair value of hedging adjustment	(1,139)	(2,882)
Other	5,128	5,128

Total debt	383,534	320,541

Shareholders’ equity
Capital Stock:
Authorized shares: 100,000 at $.20 par value Issued and outstanding shares 44,700 actual; 49,700 as adjusted	8,940	9,940
Additional paid-in capital	37,087	139,945
Retained earnings	252,579	249,124 (2)
Unearned compensation	(3,433)	(3,433)
Accumulated other comprehensive loss	(10,427)	(10,427)

Total shareholders’ equity	284,746	385,149

Total capitalization	$668,280	$705,690

(1)	Refers to indebtedness related to the monetization of finance receivables, for which our maximum loss exposure was $27.2 million as of January 30, 2005.

(2)	Includes an estimated net $3.5 million charge (after taxes), comprised of charges related to the extinguishment of debt and write-off of deferred financing costs resulting from redemption of our 2012 Notes, offset in part by a portion of the gain on our July 2003 swap agreement described in “Management’s discussion and analysis of financial condition and results of operations—Market Risk.”
The number of shares of our common stock outstanding immediately after this offering excludes:

•	3,821,407 shares of our common stock issuable upon the exercise of stock options outstanding as of February 24, 2005 under our equity compensation plan at a weighted average exercise price of $12.22 per share;

•	2,396,408 shares of our common stock available for future issuance under our equity compensation plan at the closing of this offering (based on options outstanding as of February 24, 2005); and

•	550,000 shares of our common stock reserved for purchase by the respective trustees of a number of defined contribution plans of JLG and its subsidiaries.

Capitalization

Price range of common stock and dividend policy
Our common stock is listed on the New York Stock Exchange under the symbol “JLG.” The following table sets forth the high and low sales prices per share of our common stock as reported on the New York Stock Exchange composite tape and the dividends paid per share for our quarterly periods indicated.

Period	High	Low	Dividend

Year ended July 31, 2003
First Quarter	$9.90	$6.78	$0.005
Second Quarter	9.48	6.35	0.005
Third Quarter	6.71	3.96	0.005
Fourth Quarter	8.99	5.15	0.005
Year ended July 31, 2004
First Quarter	$12.46	$8.45	$0.005
Second Quarter	16.85	11.32	0.005
Third Quarter	16.70	11.64	0.005
Fourth Quarter	16.05	12.39	0.005
Year ended July 31, 2005
First Quarter	$17.98	$12.61	$0.005
Second Quarter	20.26	15.56	0.005
Third Quarter (through March 10, 2005)	23.24	16.50	0.000
On March 10, 2005, the last reported sale price of the common stock on the New York Stock Exchange was $21.97 per share. As of February 24, 2005, there were approximately 1,840 holders of record of our common stock.
Our Board of Directors considers the payment of cash dividends on a quarterly basis. Our general policy in recent years has been to retain most of our earnings to fund the development and growth of our business. Our Board of Directors exercises its discretion depending on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant from time to time. We are under no obligation to pay dividends and we may discontinue payment of dividends at any time. In addition, our debt instruments contain certain restrictions on our ability to grant dividends. When declared, dividends are paid quarterly. Our current annualized dividend rate is $0.02 per share.

Price range of common stock and dividend policy

Selected historical consolidated financial information
The following table sets forth selected financial data that is qualified in its entirety by and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited consolidated financial statements incorporated by reference in this prospectus supplement. We operate on a July 31 fiscal year with our first, second and third fiscal quarters ending on Sundays proximate to October 31, January 31 and April 30, respectively. The financial data as of and for the years ended July 31, 2003 and 2004 and for the year ended July 31, 2002 has been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The financial data as of and for the years ended July 31, 2000 and 2001 and as of July 31, 2002 has been derived from our audited consolidated financial statements not incorporated by reference in this prospectus supplement. The financial data for the six-month periods ended January 25, 2004 and January 30, 2005 has been derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. In the opinion of management, our unaudited consolidated financial statements for the six months ended January 25, 2004 and January 30, 2005 include all normal recurring adjustments necessary for a fair presentation of results for the unaudited interim periods. Historical results are not necessarily indicative of results to be expected in the future and the interim results for the six months ended January 30, 2005 are not necessarily indicative of results to be expected for the year ending July 31, 2005 or any future period.

						Six months ended,

						(unaudited)
	Years ended July 31,
						January 25,	January 30,
	2000	2001	2002	2003	2004	2004	2005

	(in thousands, except per share amounts)
Income Statement Data:
Revenues	$1,056,168	$963,872	$770,070	$751,128	$1,193,962	$450,115	$660,095
Cost of sales	825,082	775,078	637,983	616,686	968,562	368,402	580,428

Gross profit	231,086	188,794	132,087	134,442	225,400	81,713	79,667
Selling, administrative and product development expenses	109,434	104,585	95,279	95,367	149,467	61,273	70,395
Goodwill amortization	6,166	6,052	—	—	—	—	—
Restructuring charge	—	4,402	6,091	2,754	27	11	—

Income from operations	115,486	73,755	30,717	36,321	75,906	20,429	9,272
Interest expense	(20,589)	(22,195)	(16,255)	(27,985)	(38,098)	(19,424)	(17,318)
Other income, net	1,146	2,737	4,759	6,691	4,073	3,280	5,978

Income (loss) before taxes and cumulative effect of change in accounting principle	96,043	54,297	19,221	15,027	41,881	4,285	(2,068)
Income tax provision (benefit)	35,536	20,091	6,343	2,635	15,232	1,594	(823)

Income (loss) before cumulative effect of change in accounting principle	60,507	34,206	12,878	12,392	26,649	2,691	(1,245)
Cumulative effect of change in accounting principle	—	—	(114,470)	—	—	—	—

Net income (loss)	$60,507	$34,206	$(101,592)	$12,392	$26,649	$2,691	$(1,245)

Selected historical consolidated financial information

						Six months ended,

						(unaudited)
	Years ended July 31,
						January 25,	January 30,
	2000	2001	2002	2003	2004	2004	2005

	(in thousands, except per share amounts)
Earnings (loss) per common share before cumulative effect of change in accounting principle	$1.39	$0.81	$0.31	$0.29	$0.62	$0.06	$(0.03)
Cumulative effect of change in accounting principle	—	—	(2.72)	—	—	—	—

Earnings (loss) per common share	$1.39	$0.81	$(2.41)	$0.29	$0.62	$0.06	$(0.03)

Earnings (loss) per common share—assuming dilution before cumulative effect of change in accounting principle	$1.37	$0.80	$0.30	$0.29	$0.61	$0.06	$(0.03)
Cumulative effect of change in accounting principle	—	—	$(2.65)	$—	$—	$—	$—

Earnings (loss) per common share—assuming dilution	$1.37	$0.80	$(2.35)	$0.29	$0.61	$0.06	$(0.03)

Cash dividends per share	$0.035	$0.04	$0.025	$0.02	$0.02	$0.01	$0.01
Weighted average shares outstanding	43,687	42,155	42,082	42,601	42,860	42,725	43,762
Weighted average shares outstanding—assuming dilution	44,069	42,686	43,170	42,866	44,032	43,865	43,762

	As of July 31,					As of January 30, 2005

						(unaudited)
	2000	2001	2002	2003	2004	Actual	As adjusted(1)

	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$25,456	$9,254	$6,205	$132,809	$37,656	$24,305	$61,127
Working capital	165,923	254,752	231,203	382,763	340,552	340,786	380,363
Pledged finance receivables	—	—	88,688	160,407	118,417	74,417	74,417
Property, plant and equipment, net	105,879	98,403	84,370	79,699	91,504	82,387	82,387
Total assets	653,587	825,589	778,241	936,202	1,027,444	979,074	1,013,968
Limited recourse debt from finance receivables monetizations	—	—	87,571	164,940	121,794	77,601	77,601
Total debt	98,302	299,187	279,329	460,570	423,534	383,534	320,541
Shareholders’ equity	324,051	333,441	236,042	247,714	281,270	284,746	385,149
Total capitalization	422,353	632,628	515,371	708,284	704,804	668,280	705,690

(1)	Adjusted to reflect consummation of the common stock offering and the application of a portion of the estimated net proceeds to redeem $61.25 million principal amount in 2012 Notes as of January 30, 2005 as described under “Use of Proceeds.”

Selected historical consolidated financial information

Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis should be read in conjunction with the audited and unaudited consolidated financial statements and related notes which are incorporated by reference into this prospectus supplement. The following discussion and analysis contains forward-looking statements. See “Forward-looking statements.”
OVERVIEW
We operate through three business segments: Machinery, Equipment Services and Access Financial Solutions. Our Machinery segment designs, manufactures and sells aerial work platforms, telehandlers, telescopic hydraulic excavators and trailers as well as an array of complementary accessories that increase the versatility and efficiency of these products for end-users. Our Equipment Services segment provides after-sales service and support for our installed base of equipment, including parts sales and equipment rentals, and sells used and remanufactured or reconditioned equipment. Our Access Financial Solutions segment arranges equipment financing and leasing solutions for our customers primarily through third party financial institutions and provides credit support in connection with these financing and lease arrangements. We sell our products on a global basis to equipment rental companies, construction contractors, manufacturing companies, home improvement centers, state and local municipalities and equipment distributors that resell our equipment. More than 60% of our new equipment sales during fiscal 2004 were to equipment rental companies.
Demand for our equipment, parts and services is cyclical and seasonal. Factors that influence the demand for our equipment include the level of economic activity in our principal markets, the US, Europe, and Asia and the Pacific Rim, particularly as it affects the level of commercial and other non-residential construction activity, prevailing rental rates for the type of equipment we manufacture, the age and utilization rates of the equipment in our rental company customers’ fleets relative to the equipment, useful life and the cost and availability of financing for our equipment. These factors affect demand for our new and remanufactured equipment as well as our services that support our customers’ installed base of equipment. Demand for our equipment is generally strongest during the spring and summer months and we have historically recorded higher revenues and profits in our fiscal third and fourth quarters relative to our fiscal first and second quarters.
We are currently experiencing strong demand for our equipment as a result of improving economic conditions in our principal markets, including higher construction spending, and, in the US, the replacement of old equipment in our rental company customers’ rental fleets driven by higher utilization rates. Our revenues increased 41.7% in the six months ended January 30, 2005 in the US and 63.9% outside of the US relative to the six months ended January 25, 2004. We recorded record revenues in both of the quarters ended January 30, 2005 and October 31, 2004.
The major components of our cost of sales are manufacturing overhead, labor, raw materials, such as steel, and manufactured components, such as engines and machine parts.
Over the last two years, we have substantially reduced our manufacturing overhead by consolidating our North American manufacturing facilities from 13 to seven and improving our manufacturing process through strategic outsourcing of components that has resulted in better utilization and throughput from our manufacturing footprint. Our recent focus has been on managing our supply chain to reduce the cost of raw materials and purchased components. Despite these efforts, certain of our suppliers of manufactured components began to experience capacity constraints corresponding with the increase in US economic activity. This has caused some production delays in our operations

Management’s discussion and analysis of financial condition and results of operations and in certain cases we have incurred expediting charges in order to speed our production. These conditions are improving as suppliers are making investments to increase capacity and improve deliveries.
In addition, steel prices rose significantly in the spring of 2004, substantially increasing our costs of raw materials and supplied components and reducing our profitability. Steel prices began to stabilize in the fall, but remain at relatively high levels. Based on our analysis of steel market price indices and forecasts, the steel content of components that we receive from our suppliers, our estimate of the portion of our suppliers’ prices attributable to steel, and our internal production plans, we determined that higher steel costs would add substantial incremental costs to our operations for fiscal 2005 compared to fiscal 2004. In response, we initially instituted a steel price surcharge of 2.755% on all new machine orders commencing with orders received after March 14, 2004. We subsequently increased the surcharge to 3.5% and implemented base price increases that average 3% for all new machine orders shipped after January 1, 2005. Comparing our estimates of the higher steel costs year-on-year with the impact of our surcharges and price increases, we estimate that our net unrecovered steel cost for the first six months of fiscal 2005 was approximately $48 million, with approximately $27 million impacting the first quarter and approximately $21 million impacting the second quarter. Reflecting these higher costs, our gross margin was 12.1% for the first six months of fiscal 2005 compared to 18.2% for the first six months of fiscal 2004.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS
The following tables outline our revenues by segment, product and geography for the years ended July 31, 2004, 2003 and 2002 and the six month periods ended January 30, 2005 and January 25, 2004:

	Years ended July 31,			Six months ended,

				(unaudited)
				January 30,	January 25,
	2004	2003	2002	2005	2004

	(in thousands)
Segment:
Machinery	$973,610	$594,484	$621,283	$533,752	$361,224
Equipment Services	204,454	136,737	133,058	120,420	81,637
Access Financial Solutions(1)	15,898	19,907	15,729	5,923	7,254

	$1,193,962	$751,128	$770,070	$660,095	$450,115

Products:
Aerial work platforms	$562,056	$428,564	$475,241	$296,040	$198,614
Telehandlers	358,865	117,475	87,443	212,158	141,916
Excavators	52,689	48,445	58,599	25,554	20,694
After-sales service and support, including parts sales, and used and reconditioned equipment sales	196,576	130,335	124,587	116,326	77,707
Financial products(1)	15,203	19,184	14,227	5,716	7,118
Rentals	8,573	7,125	9,973	4,301	4,066

	$1,193,962	$751,128	$770,070	$660,095	$450,115

Geographic:
United States	$923,696	$546,494	$556,252	$494,760	$349,213
Europe	178,392	145,038	167,940	93,682	64,237
Other	91,874	59,596	45,878	71,653	36,665

	$1,193,962	$751,128	$770,070	$660,095	$450,115

(1)	Revenues for Access Financial Solutions and for financial products are not the same because Access Financial Solutions also receives revenues from rental purchase agreements that are recorded for accounting purposes as rental revenues from operating leases.
Results for the First Six Months of Fiscal 2005 and 2004
We reported a net loss of $1.2 million, or $0.03 per share on a diluted basis, for the first six months of fiscal 2005, compared to net income of $2.7 million, or $0.06 per share on a diluted basis, for the first six months of fiscal 2004. Our loss for the first six months of fiscal 2005 included $3.0 million of integration expenses related to our acquisition of OmniQuip, compared to $8.0 million for the first six months of fiscal 2004. Certain of these charges are included in cost of sales and others are included in selling, administrative and product development expenses. In addition, our loss for the first six months of fiscal 2005 included favorable currency adjustments of $5.4 million compared to favorable currency adjustments of $0.8 million for the first six months of fiscal 2004.
Our revenues for the first six months of fiscal 2005 were $660.1 million, up 46.7% from $450.1 million in the first six months of fiscal 2004.

Management’s discussion and analysis of financial condition and results of operations

The increase in Machinery segment revenues from $361.2 million to $533.8 million, or 47.8%, reflects strong growth in all product lines, led by a 49.5% increase in sales of telehandlers, a 49.1% increase in sales of aerial work platforms and a 23.5% increase in sales of excavators, primarily resulting from general economic improvements in North America reflecting positive trends in construction spending, capacity utilization and consumer confidence, the continued improvement in the European economy, higher demand in Australia resulting from increased spending on public and private infrastructure and the improvement that the recent general election has given to an already confident economy, and increased demand in the Latin America and Pacific Rim markets as a result of improved economic conditions.
The increase in Equipment Services segment revenues from $81.6 million to $120.4 million, or 47.5%, was principally due to higher rental fleet and rebuild sales as a result of improved market conditions and increased demand for used equipment, increased service parts sales as a result of our rental customers’ fleets aging and increased utilization of their fleet equipment.
The decrease in Access Financial Solutions segment revenues from $7.3 million to $5.9 million, or 18.3%, was principally attributable to a decrease in our portfolio as we continue to transition customers to our limited recourse financing arrangements originated through “private label” finance companies. While we had a decrease in interest income attributable to our pledged finance receivables, we also had a corresponding decrease in our limited recourse debt. This resulted in $1.8 million less of interest income being passed on to monetization purchasers in the form of interest expense on limited recourse debt. In accordance with the required accounting treatment, payments to monetization purchasers are reflected as interest expense in our condensed consolidated statements of income incorporated by reference into this prospectus supplement.
Our domestic revenues for the first six months of fiscal 2005 were $494.8 million, up 41.7% from the first six months of fiscal 2004 revenues of $349.2 million. The increase in our domestic revenues reflects strong growth in all product lines as a result of improving general economic conditions in North America and increased demand for used equipment. Revenues generated from sales outside the United States for the first six months of fiscal 2005 were $165.3 million, up 63.9% from the first six months of fiscal 2004 revenues of $100.9 million. The increase in our revenues generated from sales outside the United States was primarily attributable to improved market conditions in the European, Australian, Latin America and Pacific Rim regions resulting in increased sales of aerial work platforms and telehandlers.
Our gross profit margin was 12.1% for the first six months of fiscal 2005 compared to the prior year period’s 18.2%. The decrease was primarily attributable to lower margins in our Machinery and Access Financial Solutions segments, offset in part by a higher margin in our Equipment Services segment.
The gross profit margin of our Machinery segment was 6.4% for the first six months of fiscal 2005 compared to 13.3% for the first six months of fiscal 2004. The decrease was primarily due to an increase in market prices of raw materials, such as steel and energy, continued manufacturing inefficiencies resulting from capacity constraints in our supplier base and a less favorable product mix. The decrease in our gross profit margin was partially offset by the higher sales volume during the first six months of fiscal 2005, cost reductions and integration synergies, price increases and surcharges, productivity improvements, the favorable impact of currency and lower OmniQuip integration expenses.
The gross profit margin of our Equipment Services segment was 33.1% for the first six months of fiscal 2005 compared to 32.6% for the first six months of fiscal 2004. The increase was primarily due to improved margins on used equipment sales reflecting increased demand for used equipment,

Management’s discussion and analysis of financial condition and results of operations partially offset by a decrease in higher margin service parts sales as a percentage of total segment revenues.
The gross profit margin of our Access Financial Solutions segment was 93.3% for the first six months of fiscal 2005 compared to 97.8% for the first six months of fiscal 2004. The decrease was primarily due to a decrease in financial product revenues as a percentage of total segment revenues as we continue to transition customers to our limited recourse arrangements originated through “private label” finance companies. Because the costs associated with these revenues are principally selling and administrative expenses and interest expense, gross margins are typically higher in this segment.
Our selling, administrative and product development expenses increased $9.1 million in the first six months of fiscal 2005 compared to the first six months of the prior year, but as a percentage of revenues decreased to 10.7% for the first six months of fiscal 2005 compared to 13.6% for the first six months of the prior year. The following table summarizes the increase or (decrease) by category in selling, administrative and product development expenses (in millions) for the first six months of fiscal 2005 compared to the first six months of fiscal 2004:

Consulting and legal costs	$3.4
Salaries and related benefits	2.1
Delta operations	1.9
Product development	1.7
Advertising and trade shows	0.9
ServicePLUS operations	0.8
Depreciation and amortization expense	0.7
Bad debt expense	(2.3)
OmniQuip integration expenses	(1.9)
Other	1.8

$9.1

Our Machinery segment’s selling, administrative and product development expenses increased $8.2 million due primarily to an increase in bad debt provisions, expenses associated with the Delta operations, an increase in product development expenses related to our aerial work platforms and North American and European telehandler products, an increase in bonus expense due to a reclassification between segments and increased OmniQuip integration expenses. Partially offsetting these effects was a decrease in pension and other postretirement benefit costs.
Our Equipment Services segment’s selling and administrative expenses increased $1.6 million due primarily to expenses associated with our ServicePLUS initiative which we launched during the fourth quarter of fiscal 2004, higher payroll and related benefit costs as a result of additional employees, normal merit compensation increases and increased medical costs and increased consulting and legal costs associated with ordinary business activities.
Our Access Financial Solutions segment’s selling and administrative expenses decreased $0.6 million due primarily to a decrease in bad debt provisions as a result of the lower reserve needed due to a decrease in outstanding pledged finance receivables, partially offset by higher payroll and related benefit costs as a result of additional employees, normal merit compensation increases and increased medical costs.
Our general corporate selling, administrative and product development expenses decreased $0.1 million due primarily to a decrease in bad debt provisions for specific reserves related to certain European customers as a result of improvement in their current financial positions, a decrease in OmniQuip integration expenses, and a decrease in bonus expense resulting from a reclassification between

Management’s discussion and analysis of financial condition and results of operations segments and a decrease in management bonus expense. Partially offsetting these decreases were increased consulting and legal costs associated with ordinary business activities, higher payroll and related benefit costs as a result of additional employees, normal merit compensation increases and increased medical costs, and increases in depreciation expense, rent expense, pension and other postretirement benefit costs due to the early retirement of an executive and costs related to advertising and trade shows.
The decrease in interest expense of $2.1 million for the first six months of fiscal 2005 was primarily due to decreased interest expense associated with our limited recourse and non-recourse monetizations as a result of a decrease in our limited recourse debt.
Our miscellaneous income (deductions) category included currency gains of $5.4 million in the first six months of fiscal 2005 compared to $0.8 million in the first six months of fiscal 2004. The change in currency for the first six months of fiscal 2005 compared to the first six months of fiscal 2004 was primarily attributable to the favorable impact of unrealized forward exchange contracts partially offset by the continuing weakening of the US dollar against the Euro, British pound and the Australian dollar, but at a slower rate than during fiscal 2004. We enter into certain foreign currency contracts, principally forward contracts, to manage some of our foreign exchange risk. Some natural hedges are also used to mitigate transaction and forecasted exposures. Through our foreign currency hedging activities, we seek primarily to minimize the risk that cash flows resulting from the sale of our products will be affected by changes in exchange rates. We do not designate our forward exchange contracts as hedges under Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and as a result we recognize the mark-to-market gain or loss on these contracts in earnings.
For additional information related to our derivative instruments, see the “Market Risk” discussion below in this section.
Our effective tax rate for the first six months of fiscal 2005 was 39.8% compared to 37.2% for the first six months of fiscal 2004. The increase in our effective tax rate was primarily attributable to non-deductible compensation related to the accelerated vesting of restricted stock awards triggered by our share price appreciation and the effect of changes in the source of earnings among various tax jurisdictions that have different tax rates.
The American Job Creation Act of 2004 (the “Job Creation Act”) was enacted on October 22, 2004. Among other things, the Job Creation Act repeals an export incentive and creates a new deduction for qualified domestic manufacturing activities. We are in the process of evaluating the potential impact of this legislation.
Results for Fiscal Years 2004, 2003 and 2002
We reported net income of $26.6 million, or $0.61 per share on a diluted basis, for fiscal 2004, compared to net income of $12.4 million, or $0.29 per share on a diluted basis, for fiscal 2003, and income before the cumulative effect of change in accounting principle related to the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, of $12.9 million, or $0.30 per share on a diluted basis, for fiscal 2002. As discussed below and in the notes to our consolidated financial statements incorporated by reference into this prospectus supplement, earnings for 2004, 2003 and 2002 included charges of $0.1 million, $4.0 million and $6.7 million, respectively, related to repositioning our operations to more appropriately align our costs with our business activity. Certain of these charges are included in cost of sales and others are included in restructuring charges in our consolidated statements of income incorporated by reference into this prospectus supplement. In addition, earnings for fiscal 2004 included unfavorable currency adjustments of $2.3 million compared to favorable currency adjustments of $5.4 million and $2.9 million for fiscal 2003 and 2002, respectively.

Management’s discussion and analysis of financial condition and results of operations

For fiscal 2004, our revenues were $1.2 billion, up 59% from the $751.1 million for fiscal 2003 which were down 2.5% from the $770.1 million reported for fiscal 2002.
The increase in Machinery segment sales from $594.5 million for fiscal 2003 to $973.6 million for fiscal 2004, or 63.8%, was principally attributable to the additional sales from OmniQuip products, increased sales of aerial work platforms in North America, Europe and Australia, and higher telehandler sales from new products, principally the new North America all-wheel-steer machines. After considering the increase in revenues related to the OmniQuip and Delta acquisitions, the remaining increase in sales is the result of general economic improvements in North America reflecting positive trends in construction spending, capacity utilization and consumer confidence. In addition, the European economy is showing continued improvements, although lagging the North American economic recovery, and there is somewhat of an easing of credit availability to the rental industry.
The increase in Equipment Services segment revenues from $136.7 million for fiscal 2003 to $204.5 million for fiscal 2004, or 49.5%, was due to the additional OmniQuip revenues, increased service parts sales as a result of our customers’ fleets aging and increased utilization of fleet equipment, an increase in sales of replacement parts for our competing manufacturers’ equipment and higher rental fleet and rebuild sales as a result of improved market conditions and increased demand for used equipment.
The decrease in Access Financial Solutions segment revenues from $19.9 million for fiscal 2003 to $15.9 million for fiscal 2004, or 20.1%, was principally attributable to an early payoff of a financed receivable, partially offset by higher finance income due to a larger portfolio. While we have increased interest income attributable to our pledged finance receivables, a corresponding increase in our limited recourse debt resulted in $10.1 million of interest income being passed on to monetization purchasers in the form of interest expense on limited recourse debt. In accordance with the required accounting treatment, the interest portion of the payments to monetization purchasers is reflected as interest expense in our consolidated statements of income incorporated by reference into this prospectus supplement.
The decrease in Machinery segment sales from $621.3 million for fiscal 2002 to $594.5 million for fiscal 2003, or 4.3%, was primarily attributable to reduced sales of aerial work platforms principally due to the economic pressures in North America and economic pressures and tightened credit conditions in Europe, partially offset by increased sales in Australia. In addition, sales of our excavator product line declined due to softness in the United States construction market and reduced state and municipal budgets. The decrease in sales of aerial work platforms and excavators was partially offset by increased telehandler sales from new product introductions, principally from the new North America all-wheel-steer machines and our European-designed product offerings. Fiscal 2002 Machinery segment revenues also benefited from the reversal of previously accrued volume-related customer incentives that were not achieved during the year.
The increase in Equipment Services segment revenues from $133.1 million for fiscal 2002 to $136.7 million for fiscal 2003, or 2.8%, was principally attributable to increased parts sales and sales of used equipment partially offset by decreased sales of rental fleet equipment.
The increase in Access Financial Solutions segment revenues from $15.7 million for fiscal 2002 to $19.9 million for fiscal 2003, or 26.6%, was principally attributable to income received on a larger portfolio of pledged finance receivables from accumulated monetization transactions. While we had increased interest income attributable to our pledged finance receivables, a corresponding increase in our limited recourse debt resulted in $7.7 million of interest income being passed on to monetization purchasers in the form of interest expense on limited recourse debt.

Management’s discussion and analysis of financial condition and results of operations

Our domestic revenues for fiscal 2004 were $923.7 million, up 69% from fiscal 2003 revenues of $546.5 million. The increase in our domestic revenues was principally due to the additional sales from OmniQuip products of $250.3 million as well as increased sales of aerial work platforms, telehandlers, parts, rental fleet and rebuild equipment and excavators as a result of general economic improvements in North America. Revenues generated from sales outside the United States during fiscal 2004 were $270.3 million, up 32.1% from fiscal 2003. The increase in our revenues generated from sales outside the United States was primarily attributable to improved market conditions resulting in increased sales of aerial work platforms in Europe and Australia and higher telehandler sales resulting from new product introductions in Europe.
Our domestic revenues for fiscal 2003 were $546.5 million, down 1.8% from fiscal 2002 revenues of $556.3 million. The decrease in our domestic revenues was principally attributable to lower sales of aerial work platforms primarily due to economic pressures in North America and our excavator product line due to the softness in the United States construction market and reduced state and municipal budgets. This decrease was partially offset by higher sales of telehandlers and service parts as well as increased revenues from financial products. Revenues generated from sales outside the United States during fiscal 2003 were $204.6 million, down 4.3% from fiscal 2002. The decrease in our revenues generated from sales outside the United States was primarily attributable to lower aerial work platform sales in Europe due to economic pressures and customer credit constraints, partially offset by increased sales of aerial work platforms in Australia and increased telehandler sales in Europe.
Our gross profit margin increased to 18.9% in fiscal 2004 from 17.9% in fiscal 2003. The increase was attributable to higher margins in our Equipment Services and Machinery segments.
The gross profit margin of our Machinery segment was 14.8% for fiscal 2004 compared to 14.2% for fiscal 2003. The increase in fiscal 2004 was primarily due to cost reductions associated with our capacity rationalization plan, the favorable impact of currency, the OmniQuip acquisition and the higher sales volume during fiscal 2004 compared to fiscal 2003. The increase in our gross profit margin was partially offset by an increase in market prices of raw materials, such as steel and energy, OmniQuip integration expenses of $9.4 million, increased freight costs due to increased production rates and expediting materials associated with steel availability and a less favorable product mix.
The gross profit margin of our Equipment Services segment was 32.2% for fiscal 2004 compared to 22.4% for fiscal 2003. The increase in fiscal 2004 was primarily due to an increase in higher margin service parts sales as a percentage of total segment revenues due primarily to the additional sales from products acquired in the OmniQuip acquisition and improved margins on used equipment sales reflecting increased demand for used equipment.
The gross profit margin of our Access Financial Solutions segment was 95.9% for fiscal 2004 compared to 96.8% for fiscal 2003. The decrease in fiscal 2004 was primarily due to a decrease in financial product revenues as a percentage of total segment revenues. Because the costs associated with these revenues are principally selling and administrative expenses and interest expense, gross margins are typically higher in this segment.
Our gross profit margin increased to 17.9% in fiscal 2003 from 17.2% in fiscal 2002. The increase was attributable to higher margins in our Equipment Services and Access Financial Services segments.
The gross profit margin of our Machinery segment was 14.2% for fiscal 2003 compared to 14.2% for fiscal 2002. The gross profit margin of our Machinery segment was unchanged in fiscal 2003 principally due to the weakening of the US dollar against the Euro, British pound and Australian dollar, as well as fewer trade-in packages resulting in lower trade-in premiums and a more profitable product mix mainly as a result of new product introductions. These increases were offset by higher

Management’s discussion and analysis of financial condition and results of operations product costs associated with the start-up of our Maasmechelen, Belgium facility, the transfer of the telehandler product line to our McConnellsburg, Pennsylvania facility, the negative effect on fixed overhead leveraging due to lower sales volume compared to fiscal 2002 and higher warranty costs associated with extended warranty periods.
The gross profit margin of our Equipment Services segment was 22.4% for fiscal 2003 compared to 22.0% for fiscal 2002. The gross profit margin of our Equipment Services segment increased in fiscal 2003 primarily due to an increase in higher margin service parts sales as a percentage of total segment revenues. This increase was partially offset by unfavorable mix impact associated with higher used equipment sales and the deferred profit recognized during fiscal 2002 from a one-time rental fleet sale-leaseback transaction.
The gross profit margin of our Access Financial Solutions segment was 96.8% for fiscal 2003 compared to 94.2% for fiscal 2002. The gross profit margin of our Access Financial Solutions segment increased in fiscal 2003 primarily due to increased financial product revenues.
Our selling, administrative and product development expenses increased $54.1 million in fiscal 2004 compared to fiscal 2003 but as a percent of revenues decreased to 12.5% for fiscal 2004 compared to 12.7% for fiscal 2003. The following table summarizes the increase by category in selling, administrative and product development expenses for fiscal 2004 compared to fiscal 2003 (in millions):

Salaries and related benefits	$12.1
Bonus accruals	7.2
OmniQuip integration expenses	6.6
Consulting and legal costs	5.2
Bad debt provisions	4.5
Amortization expense	2.9
Pension and other postretirement benefit costs	2.7
Advertising and trade shows	2.4
Accelerated vesting of restricted stock awards	1.8
Other (includes travel costs and rent expense)	8.7

$54.1

Our Machinery segment’s selling, administrative and product development expenses increased $17.3 million in fiscal 2004 due primarily to the addition of OmniQuip, higher payroll and related benefit costs as a result of additional employees, normal merit compensation increases and increased medical costs, amortization expense associated with the acquired OmniQuip intangible assets, increased pension and other postretirement benefit costs, consulting and legal costs associated with the outsourcing of research and development projects and ordinary business activities, product development expenses related to our European telehandler products, bonus accruals primarily due to our increased profitability and bad debt provisions.
Our Equipment Services segment’s selling and administrative expenses increased $2.5 million in fiscal 2004 million due primarily to higher payroll and related benefit costs as a result of additional employees, normal merit compensation increases and increased medical costs and the addition of OmniQuip.
Our Access Financial Solutions segment’s selling and administrative expenses decreased $1.0 million in fiscal 2004 due primarily to a decrease in bad debt provisions as a result of the lower reserve needed due to a decrease in outstanding finance and pledged finance receivables and a decrease in software costs.

Management’s discussion and analysis of financial condition and results of operations

Our general corporate selling, administrative and product development expenses increased $35.3 million in fiscal 2004 primarily due to management bonus accruals arising from our increased profitability, OmniQuip integration expenses, an increase in bad debt provisions for specific reserves related to certain European customers as a result of a deterioration in their current financial position, higher payroll and related benefit costs as a result of additional employees, normal merit compensation increases and increased medical costs, higher consulting and legal costs associated with the financial restatement and related activity, an increase in advertising and trade show expenses and costs associated with the accelerated vesting of restricted stock awards in January 2004 and February 2004 triggered by our share price appreciation. Even though in conjunction with our financial restatement the restricted stock awards were restored to their prior unvested status at the request of our officers and therefore will be eligible to vest again in the future, pursuant to US generally accepted accounting principles (“GAAP”), we are required to include the cost of the accelerated vesting in our current period expenses.
Our selling, administrative and product development expenses increased $0.1 million in fiscal 2003 compared to fiscal 2002 and as a percent of revenues were 12.7% for fiscal 2003 compared to 12.4% for fiscal 2002.
Our Machinery segment’s selling, administrative and product development expenses increased $3.4 million in fiscal 2003 due primarily to increased bad debt provisions for specific reserves related to certain customers, higher contract and consulting services, commission costs and incentive-based accruals, which were partially offset by lower payroll and related costs and travel expenses due to our cost reduction initiatives.
Our Equipment Services segment’s selling and administrative expenses decreased $1.1 million in fiscal 2003 mainly due to lower payroll and related costs.
Our Access Financial Solutions segment’s selling and administrative expenses decreased $0.9 million in fiscal 2003 due primarily to decreases in bad debt provisions reflecting lower origination activity and reduced non-monetized portfolio exposure and lower software costs, which were partially offset by an increase in contract services expenses.
Our general corporate selling, administrative and product development expenses decreased $1.3 million in fiscal 2003 primarily due to reductions in bad debt provisions, consulting fees, depreciation expense, software costs and trade show expenses, which were partially offset by higher payroll and related costs, incentive-based accruals and legal fees.
During fiscal 2003, we announced further actions related to our ongoing longer-term strategy to streamline operations and reduce fixed and variable costs. As part of our capacity rationalization plan commenced in early 2001, we idled the 130,000-square-foot Sunnyside facility in Bedford, Pennsylvania, which produced selected scissor lift models, and we relocated that production into our Shippensburg, Pennsylvania facility. Additionally, reductions in selling, administrative and product development costs resulted from changes in our global organization and from process consolidations. We have improved our European sales and service operations model by eliminating redundant operations, reducing headcount and focusing on enhancing the business for increased profitability and growth through ongoing manufacturing process improvements. As a result, pursuant to the plan we anticipated incurring a pre-tax charge of $5.9 million and spending approximately $3.5 million on capital requirements. When these changes and consolidations are fully implemented, we expect to generate approximately $20 million in annualized savings, representing a payback of approximately six months.
During fiscal 2004, we incurred approximately $0.1 million of the pre-tax charge related to the idling of our Bedford, Pennsylvania facility, discussed above, consisting of accruals for termination benefit

Management’s discussion and analysis of financial condition and results of operations costs and relocation costs and charges related to relocating certain plant assets and start-up costs. We reported $27 thousand in restructuring costs and $0.1 million in cost of sales. During fiscal 2003, we incurred approximately $3.8 million of this pre-tax charge, consisting of accruals for termination benefit costs and relocation costs and charges related to relocating certain plant assets and start-up costs and $2.6 million on capital requirements. We reported $2.8 million in restructuring costs and $1.0 million in cost of sales. In addition, during fiscal 2004, we paid and charged $0.3 million of termination benefits and relocation costs against the accrued liability.
During fiscal 2002, we announced the closure of our manufacturing facility in Orrville, Ohio as part of our capacity rationalization plan for our Machinery segment. Operations at this facility have been integrated into our McConnellsburg, Pennsylvania facility. As a result, pursuant to the plan we anticipated incurring a pre-tax charge of $7.7 million. We have realized $5.6 million in annual cost savings associated with the closing of our Orrville facility.
During fiscal 2004 and 2003, we incurred $0 and $0.2 million, respectively, of the pre-tax charge related to our closure of the Orrville, Ohio facility, consisting of production relocation costs, which were reported in cost of sales. Additionally, during fiscal 2004, we paid and charged $0.1 million of termination benefits and lease termination costs against the accrued liability.
For additional information related to our capacity rationalization plans, see the notes to our consolidated financial statements incorporated by reference into this prospectus supplement.
The increase in interest expense of $10.1 million for fiscal 2004 was primarily due to interest associated with our 8 1/4% Senior Notes due 2008 (the “2008 Notes”) that were sold during the fourth quarter of fiscal 2003 and increased interest expense associated with our limited recourse debt from finance receivables monetizations. Interest expense associated with our finance receivables monetizations was $10.1 million and $7.7 million for fiscal 2004 and fiscal 2003, respectively. The increase in interest expense of $11.7 million for fiscal 2003 was primarily due to the interest expense associated with our limited recourse and non-recourse monetizations of $7.7 million, increased rates on our senior subordinated debt and higher short-term rates on our senior credit facilities.
Our miscellaneous, net category included currency losses of $2.3 million in fiscal 2004 compared to currency gains of $5.4 million and $2.9 million in fiscal 2003 and 2002, respectively. We enter into certain foreign currency contracts, principally forward contracts, to manage some of our foreign exchange risk. Some natural hedges are also used to mitigate transaction and forecasted exposures. Through our foreign currency hedging activities, we seek primarily to minimize the risk that cash flows resulting from the sales of our products will be affected by changes in exchange rates. We do not designate our forward exchange contracts as hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and as a result we recognize the mark-to-market gain or loss on these contracts in earnings.
For additional information related to our derivative instruments, see the notes to our consolidated financial statements incorporated by reference into this prospectus supplement and the “Market Risk” discussion below in this section.
The change in currency for fiscal 2004 compared to fiscal 2003 was primarily attributable to our level of hedging positions as well as the expense associated with our hedging transactions. The increase in currency gains for fiscal 2003 was primarily attributable to the significant weakening of the US dollar against the Euro, British pound and Australian dollar.
Our effective tax rate in fiscal 2004 was 36% as compared to 18% and 33% in fiscal 2003 and 2002, respectively. The increase in our effective tax rate from 18% in fiscal 2003 to 36% in fiscal 2004 was primarily attributable to the change in accounting estimate in the prior year and a change in the source of earnings among various jurisdictions with different tax rates in the current year. The reduction in

Management’s discussion and analysis of financial condition and results of operations our effective tax rate from 33% in fiscal 2002 to 18% in fiscal 2003 was principally due to a $2.1 million benefit to net income, or $.05 per diluted share, resulting from a change in accounting estimate attributable to tax benefits received from foreign operations partially offset by the creation of a valuation allowance for certain foreign net operating losses.
We were affected by the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result of this accounting standard, we no longer amortize goodwill. This led to the reduction of $6.1 million in goodwill amortization during fiscal 2002 compared to fiscal 2001. In addition, during fiscal 2002, we completed our review of our goodwill for impairment as required by SFAS No. 142 and, as a result, we recorded a transitional impairment loss in accordance with the transition rules of SFAS No. 142 of $114.5 million, or $2.65 per share on a diluted basis, primarily associated with our Gradall acquisition. This write-off was reported as a cumulative effect of change in accounting principle in our consolidated statements of income incorporated by reference into this prospectus supplement.
FINANCIAL CONDITION
Cash used in operating activities was $12.8 million for the first six months of fiscal 2005 compared to $20.1 million in the first six months of fiscal 2004. The decrease in cash used in operations resulted primarily from a decrease in trade receivables attributable to stronger collections during the first six months of 2005, partially offset by higher inventory levels to support the increased business activity and inefficiencies associated with component shortages and an increase in our notes receivable and other investments with customers or customer affiliates resulting from assisting our customers in their financing efforts. Stronger collections reflected a focused effort on improving collection processes and procedures.
Investing activities during the first six months of fiscal 2005 used $3.8 million of cash compared to $109.1 million used for the first six months of fiscal 2004, principally attributable to the OmniQuip acquisition completed during the first quarter of fiscal 2004.
Financing activities provided cash of $7.8 million for the first six months of fiscal 2005 compared to $14.0 million for the first six months of fiscal 2004. The decrease in cash provided by financing activities reflected the absence of monetizations of our finance receivables during the first six months of fiscal 2005 compared to $14.0 million of monetizations during the first six months of fiscal 2004. Partially offsetting the decrease in cash provided by financing activities was the proceeds from the exercise of stock options during the first six months of fiscal 2005.
Cash generated from operating activities was $11.7 million for fiscal 2004 compared to cash used in operating activities of $95.2 million in fiscal 2003. The increase in cash generated from operations in fiscal 2004 primarily resulted from an increase in accounts payable largely resulting from higher production levels, fewer originations of finance receivables as a result of lower demand for customer financing and the program agreements we entered into during fiscal 2004 to provide financing solutions for our customers and our increased profitability. Partially offsetting these effects were an increase in trade receivables resulting from increased sales during fiscal 2004 as compared to fiscal 2003 and higher inventory levels to support the increased business activity. The operating cash deficit in fiscal 2003 resulted primarily from our increased investment in finance receivables resulting from new originations, lower trade account payables largely resulting from the timing of payments and increased trade receivables resulting from an increase in the days sales outstanding from 86 days at July 31, 2002 to 103 days at July 31, 2003. The increase in the days sales outstanding resulted primarily from increases in outstanding rental purchase guarantees (“RPGs”), European markets remaining in recession, and the relative scarcity of third-party credit to finance equipment purchases. These circumstances resulted in an increase in our European receivables coincident with a decline in our overall European sales. Partially offsetting these effects was a decrease in inventories.

Management’s discussion and analysis of financial condition and results of operations

During fiscal 2004, we used a net of $114.9 million of cash for investing activities compared to $8.6 million for fiscal 2003. Our increased use of cash by investing activities for fiscal 2004 was principally due to the OmniQuip acquisition that we completed during the first quarter of fiscal 2004 and increases in our rental fleet, partially offset by higher sales of our rental fleet. Our decreased use of cash by investing activities for fiscal 2003 was principally due to lower expenditures for equipment held for rental and property, plant and equipment partially offset by a decrease in sales of equipment held for rental.
We received net cash of $7.8 million from financing activities for fiscal 2004 compared to net cash received of $228.5 million for fiscal 2003. The decrease in cash provided by financing activities was largely attributable to the sale in fiscal 2003 of our $125 million 2008 Notes and fewer monetizations of our finance receivables due to the impact of prior monetizations which reduced the marketability of our remaining portfolio and the new program agreements we entered into during fiscal 2004. The increase in cash provided from financing activities in fiscal 2003 compared to fiscal 2002 largely resulted from increased debt, which included the sale of our $125 million 2008 Notes and the proceeds from the monetization of our finance receivables, a portion of which was used to finance working capital requirements.
Due to our seasonality of sales, during certain periods we may generate negative cash flows from operations despite reporting profits. Generally, this may occur in periods in which we are building inventory levels in anticipation of sales during peak periods as well as other uses of working capital related to payment terms associated with trade receivables or other sale arrangements.
In May 2003, we sold $125 million principal amount of our 2008 Notes. The net proceeds of the offering were used to repay outstanding debt under our revolving credit facility with the balance used for the OmniQuip acquisition. Interest accrued from May 5, 2003, and we pay interest twice a year, beginning November 1, 2003. The 2008 Notes are guaranteed on a senior unsecured basis by all of our existing and any future material domestic restricted subsidiaries. We may not redeem any of the 2008 Notes at our option prior to the maturity date, and the 2008 Notes are not entitled to any mandatory sinking fund.
In June 2002, we sold $175 million principal amount of our 2012 Notes. The net proceeds of the offering were used to repay outstanding debt under our revolving credit facility and to terminate a working capital facility. Interest on the 2012 Notes accrued from June 15, 2002 and we pay interest twice a year, beginning December 15, 2002. The 2012 Notes are unconditionally guaranteed on a general unsecured senior subordinated basis by all of our existing and future material domestic restricted subsidiaries. The 2012 Notes can be redeemed by us in whole or in part for a premium on and after June 15, 2007. We may also redeem up to 35% of the original principal amount of the 2012 Notes at any time prior to June 15, 2005 at 108.375% of the principal amount of the 2012 Notes to be redeemed, plus accrued and unpaid interest thereon, with the proceeds from one or more public equity offerings, including this offering.
The 2008 Notes and the 2012 Notes contain customary affirmative and negative covenants. In general, the covenants contained in our senior secured revolving credit facility, which are described below, are more restrictive than those of the 2008 Notes and the 2012 Notes.

Management’s discussion and analysis of financial condition and results of operations

The following table provides a summary of our contractual obligations (in thousands) at January 30, 2005:

	Payments due by period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Short and long-term debt(1)	$305,933	$3,744	$2,185	$125,212	$174,792
Limited recourse debt(2)	77,601	26,660	47,101	3,840	—
Operating leases(3)	29,304	7,494	12,388	4,413	5,009
Purchase obligations(4)	127,050	127,050	—	—	—

Total contractual obligations(5)	$539,888	$164,948	$61,674	$133,465	$179,801

(1)	Includes our two note issues and indebtedness under our bank credit facilities.

(2)	Our limited recourse debt is the result of the sale of finance receivables through limited recourse monetization transactions.

(3)	In accordance with SFAS No. 13, “Accounting for Leases”, operating lease obligations are not reflected in the balance sheet.

(4)	We enter into contractual arrangements that result in our obligation to make future payments, including purchase obligations. We enter into these arrangements in the ordinary course of business in order to ensure adequate levels of inventories, machinery and equipment, or services. Purchase obligations primarily consist of inventory purchase commitments, including raw material, components and sourced products.

(5)	We anticipate that funding of our pension and postretirement benefit plans in fiscal 2005 will approximate $3.4 million. That amount principally represents contributions either required by regulations or laws or, with respect to unfunded plans, necessary to fund current benefits. We have not presented estimated pension and postretirement funding in the table above as the funding can vary from year to year based upon changes in the fair value of the plan assets and actuarial assumptions.
The following table provides a summary of our other commercial commitments (in thousands) at January 30, 2005:

	Amount of commitment expiration per period

	Total
	amounts	Less than			Over
	committed	1 year	1-3 years	4-5 years	5 years

Standby letters of credit	$4,870	$4,870	$—	$—	$—
Guarantees(1)	98,577	10,011	41,311	35,891	11,364

Total commercial commitments	$103,447	$14,881	$41,311	$35,891	$11,364

(1)	We discuss our guarantee agreements in the notes to our condensed consolidated financial statements incorporated by reference into this prospectus supplement.
On August 1, 2003, we completed our acquisition of OmniQuip, which includes all operations relating to the Sky Trak and Lull brand telehandler products. As a result of the OmniQuip acquisition, we anticipate funding approximately $45.9 million in integration expenses over a four-year period with cash generated from operations and borrowings under our credit facilities.
Our principal sources of liquidity for the next twelve months will be cash generated from operations, borrowings under our credit facilities and proceeds from this offering. We expect to incur an estimated net $3.5 million charge (after taxes) during our third fiscal quarter of 2005, comprised of charges related to the extinguishment of debt and write-off of deferred financing costs resulting from the redemption of the 2012 Notes out of the proceeds of this offering offset in part by a portion of the gain on our July 2003 swap agreement described below under the section captioned “Market Risk”.

Management’s discussion and analysis of financial condition and results of operations

Availability of funds under our credit facilities and monetizations of finance receivables depend on a variety of factors described below. As of January 30, 2005, we had cash balances totaling $24.3 million and an unused credit commitment totaling $188.1 million.
We have a three-year $175 million senior secured revolving credit facility that expires September 2006 and a pari passu, one-year $15 million cash management facility that expires September 23, 2005. Both facilities are secured by a lien on substantially all of our domestic assets excluding property, plant and equipment. Availability of credit requires compliance with financial and other covenants, including a requirement that we maintain (i) leverage ratios during fiscal 2005 of Net Funded Debt to EBITDA (as defined in the senior secured revolving credit facility) and Net Funded Senior Debt to EBITDA (as defined in the senior secured revolving credit facility) measured on a rolling four quarters not to exceed 5.00 to 1.00 and 2.00 to 1.00, respectively, (ii) a fixed charge coverage ratio of not less than 2.00 to 1.00 through July 31, 2005, and (iii) a Tangible Net Worth (as defined in the senior secured revolving credit facility) of at least $194 million, plus 50% of Consolidated Net Income (as defined in the senior secured revolving credit facility) on a cumulative basis for each preceding fiscal quarter, commencing with the quarter ended July 31, 2003. Availability of credit also will be limited by a borrowing base determined on a monthly basis by reference to 85% of eligible domestic accounts receivable and percentages ranging between 25% and 70% of various categories of domestic inventory. Accordingly, credit available to us under these facilities will vary with seasonal and other changes in the borrowing base and leverage ratios. We do not expect to have full availability of the stated maximum amount of credit at all times. However, based on our current business plan, we expect to have sufficient credit availability that combined with cash to be generated from operations and the net proceeds from this offering not used to redeem the 2012 Notes will meet our expected seasonal requirements for working capital and planned capital and integration expenditures for fiscal 2005.
Historically our Access Financial Solutions segment originated and monetized customer finance receivables, principally through limited recourse syndications. Since late 2003, the focus of this segment has shifted to providing “private label” financing solutions through our program agreements with third-party funding providers. Under these agreements, our customers will continue to have direct interaction with our Access Financial Solutions personnel, but with the finance companies providing direct funding for transactions that meet agreed credit criteria subject to limited recourse to us. Transactions funded by the finance companies will not be held by us as financial assets, and therefore their subsequent monetization will not be recorded on our balance sheet as limited recourse debt. Transactions not funded by the finance companies may still be funded by us to the extent of our liquidity sources and subsequently monetized or they may be funded directly by other credit providers.
During the first six months of fiscal 2005 and all of fiscal 2004, we monetized $0 and $13.4 million, respectively, in finance receivables through syndications. Although monetizations generate cash, under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”, the monetized portion of our finance receivables portfolio remains recorded on our balance sheet as limited recourse debt. We expect that our originations and monetizations of finance receivables will continue and that our limited recourse debt balance will continue to decline. During the same periods, $15.8 million and $21.2 million, respectively, of sales to our customers were funded through program agreements with third-party finance companies.
As discussed in the notes to our condensed consolidated financial statements incorporated by reference into this prospectus supplement, we are a party to multiple agreements whereby we guarantee $98.6 million in indebtedness of others. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances would be required. Also as discussed in the notes to our condensed consolidated financial statements incorporated by reference into this prospectus supplement, our future results of operations, financial condition and liquidity may be affected to the extent that our ultimate exposure with respect to product liability

Management’s discussion and analysis of financial condition and results of operations varies from current estimates. And, as reported in Item 1 of Part II of our Quarterly Report on Form 10-Q for the quarter ended January 30, 2005, filed with the SEC on March 1, 2005, the SEC has commenced an informal inquiry relating to our accounting and financial reporting following our February 18, 2004 announcement that we would be restating our audited financial statements for the fiscal year ended July 31, 2003 and for the first fiscal quarter of 2004 ended October 26, 2003. Although the SEC’s notification advised that the existence of the inquiry should not be construed as an expression or opinion of the SEC that any violation of law has occurred, nor should it reflect adversely on the character or reliability of any person or entity or on the merits of our securities, until this inquiry is resolved, it may have an adverse effect on our ability to undertake additional financing or capital markets transactions.
MARKET RISK
We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which could affect our future results of operations and financial condition. We manage exposure to these risks principally through our regular operating and financing activities.
We are exposed to changes in interest rates as a result of our outstanding debt. In June 2003, we entered into a $70 million fixed-to-variable interest rate swap agreement with a fixed-rate receipt of 8 3/8% in order to mitigate our interest rate exposure. The basis of the variable rate paid is the London Interbank Offered Rate (“LIBOR”) plus 4.51%.
In July 2003, we entered into a $62.5 million fixed-to-variable interest rate swap agreement with a fixed-rate receipt of 8 1/4% in order to mitigate our interest rate exposure. The basis of the variable rate paid is LIBOR plus 5.15%. During fiscal 2003, we terminated our $87.5 million notional fixed-to-variable interest rate swap agreement with a fixed-rate receipt of 8 3/8% that we entered into during June 2002, which resulted in a deferred gain of $6.2 million. This $6.2 million deferred gain will offset interest expense over the remaining life of the debt. At January 30, 2005, we had $132.5 million of interest rate swap agreements outstanding. These swap agreements are designated as hedges of the fixed-rate borrowings which are outstanding and are structured as perfect hedges in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Total interest bearing liabilities at January 30, 2005 consisted of $128.3 million in variable-rate borrowing and $255.2 million in fixed-rate borrowing. At the current level of variable-rate borrowing, a hypothetical 10% increase in interest rates would decrease pre-tax current year earnings by approximately $0.9 million on an annual basis. A hypothetical 10% change in interest rates would not result in a material change in the fair value of our fixed-rate debt.
We do not have a material exposure to financial risk from using derivative financial instruments to manage our foreign currency exposures. We enter into certain foreign currency contracts, principally forward contracts, to manage some of our foreign exchange risk. Some natural hedges are also used to mitigate transaction and forecasted exposures. Through our foreign currency hedging activities, we seek primarily to minimize the risk that cash flows resulting from the sale of our products will be affected by changes in exchange rates. We do not designate our forward exchange contracts as hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and as a result we recognize the mark-to-market gain or loss on these contracts in earnings. For additional information, we refer you to the notes to our consolidated financial statements incorporated by reference into this prospectus supplement.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions about future events that affect the amounts reported in the financial

Management’s discussion and analysis of financial condition and results of operations statements and related notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.
We believe that of our significant accounting policies, the following may involve a higher degree of judgment, estimation, or complexity than other accounting policies. For a more detailed description of these and our other accounting policies and recent accounting pronouncements, please refer to the notes to our audited and unaudited consolidated financial statements incorporated by reference into this prospectus supplement.
Allowance for Doubtful Accounts and Reserves for Receivables. We evaluate the collectibility of receivables based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. Additional reserves are established based upon our perception of the quality of the current receivables, the current financial position of our customers and past experience of collectibility. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances would be required.
Income Taxes. We estimate the effective tax rate expected to be applicable for the full fiscal year on a quarterly basis. The rate determined is used in providing for income taxes on a year-to-date basis. The tax effect of significant unusual items is reflected in the period in which they occur. If the estimates and related assumptions used to calculate the effective tax rate change, we may be required to adjust our effective rate, which could change income tax expense.
We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our consolidated balance sheets incorporated by reference into this prospectus supplement, as well as operating loss and tax credit carryforwards. We evaluate the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required. The carrying value of the net deferred tax assets assumes that we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, to realize the benefits of such assets. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statements of income incorporated by reference into this prospectus supplement. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, carry back opportunities and tax planning strategies in making the assessment. We evaluate the ability to realize the deferred tax assets and assess the need for additional valuation allowances quarterly.
The amount of income taxes we pay is subject to audit by federal, state and foreign tax authorities, which often results in proposed assessments. We believe that we have adequately provided for any reasonably foreseeable outcome related to these matters. However, future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are determined or resolved. Additionally, the jurisdictions in which our earnings and/or deductions are realized may differ from current estimates.
Inventory Valuation. Inventories are valued at the lower of cost or market. Certain items in inventory may be considered impaired, obsolete or excess and as such, we may establish an allowance to reduce the carrying value of these items to their net realizable value. We also value used equipment taken in trade from our customers. Based on certain estimates, assumptions and judgments made from the information available at that time, we determine the amounts in these inventory allowances. If these

Management’s discussion and analysis of financial condition and results of operations estimates and related assumptions or the market change, we may be required to record additional reserves.
Goodwill. We perform a goodwill impairment test on at least an annual basis and more frequently in certain circumstances. We cannot predict the occurrence of certain events that might adversely affect the reported value of goodwill. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, or a material negative change in a relationship with a significant customer.
Guarantees of the Indebtedness of Others. We enter into agreements with finance companies whereby our equipment is sold to a finance company, which, in turn, sells or leases it to a customer. In some instances, we retain a liability in the event the customer defaults on the financing. Reserves are established related to these guarantees based upon our understanding of the current financial position of these customers and based on estimates and judgments made from information available at that time. If we become aware of deterioration in financial condition of our customers or of any impairment of their ability to make payments, additional allowances may be required. Although we may be liable for the entire amount of a customer’s financial obligation under guarantees, our losses would be mitigated by the value of any underlying collateral including financed equipment.
In addition, we monetize a substantial portion of the receivables originated by AFS through an ongoing program of syndications, limited recourse financings and other monetization transactions. In connection with some of these monetization transactions, we have a loss exposure associated with our pledged finance receivables related to possible defaults by the obligors under the terms of the contracts, which comprise these finance receivables. Allowances have been established related to these monetization transactions based upon the current financial position of these customers and based on estimates and judgments made from information available at that time. If the financial condition of these obligors were to deteriorate resulting in an impairment of their ability to make payments, additional allowances would be required. We discuss our guarantee agreements in the notes to our consolidated financial statements incorporated by reference into this prospectus supplement.
Long-Lived Assets. We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Judgments made by us related to the expected useful lives of long-lived assets and our ability to realize any undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in the expected use of the assets, changes in economic conditions, changes in operating performance and anticipated future cash flows. Since judgment is involved in determining the fair value of long-lived assets, there is risk that the carrying value of our long-lived assets may require adjustment in future periods. If actual fair value is less than our estimates, long-lived assets may be overstated on the balance sheet and a charge would need to be taken against earnings.
Pension and Postretirement Benefits. Pension and postretirement benefit costs and obligations are dependent on assumptions used in calculation of these amounts. These assumptions, used by actuaries, include discount rates, expected return on plan assets for funded plans, rate of salary increases, health care cost trend rates, mortality rates and other factors. In accordance with GAAP, actual results that differ from the actuarial assumptions are accumulated and amortized to future periods and therefore affect recognized expense and recorded obligations in future periods. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially effect our financial position or results of operations.

Management’s discussion and analysis of financial condition and results of operations

Product Liability. Our business exposes us to possible claims for personal injury or death and property damage resulting from the use of equipment that we rent or sell. We maintain insurance through a combination of self-insurance retentions, primary insurance and excess insurance coverage. We monitor claims and potential claims of which we become aware and establish liability reserves for the self-insurance amounts based on our liability estimates for such claims. Our liability estimates with respect to claims are based on internal evaluations of the merits of individual claims and the reserves assigned by our independent insurance claims adjustment firm. The methods of making such estimates and establishing the resulting accrued liability are reviewed frequently, and adjustments resulting from our reviews are reflected in current earnings. If these estimates and related assumptions change, we may be required to record additional reserves.
Restructuring and Restructuring-Related. These charges and related reserves and accruals reflect estimates, including those pertaining to separation costs, settlements of contractual obligations and asset valuations. We reassess the reserve requirements to complete each individual plan within the program at the end of each reporting period or as conditions change. Actual experience has been and may continue to be different from the estimates used to establish the reserves.
Revenue Recognition. Sales of non-military equipment and service parts are unconditional sales that are recorded when product is shipped and invoiced to independently owned and operated distributors and customers. Normally our sales terms are “free-on-board” shipping point (FOB shipping point). However, certain sales, including our All-Terrain Lifter, Army System (“ATLAS”) brand of military telehandler products, may be invoiced prior to the time customers take physical possession. In such cases, revenue is recognized only when the customer has a fixed commitment to purchase the equipment, the equipment has been completed and made available to the customer for pickup or delivery, and the customer has requested that we hold the equipment for pickup or delivery at a time specified by the customer. In such cases, the equipment is invoiced under our customary billing terms, title to the equipment and risk of ownership passes to the customer upon invoicing, the equipment is segregated from our inventory and identified as belonging to the customer, and we have no further obligations under the order other than customary post-sales support activities. During the first six months of fiscal 2005, less than 2% of our sales were invoiced and the revenue recognized prior to customers taking physical possession. In the instances that our shipping terms are “shipping point destination”, revenue is recorded at the time the goods reach our customers.
The sales terms for our ATLAS brand of military telehandler products are FOB Origin. In order for us to recognize revenue, the ATLAS telehandler products must pass inspection by a government Quality Assurance Representative (“QAR”) at the point of production to insure adequate special paint requirements. The sales terms of our Millennia Military Vehicle (“MMV”) brand of military telehandler products are FOB Destination. In order for us to recognize revenue, the MMV telehandler products must pass inspection by a government QAR at the point of production to insure adequate special paint requirements and by a government representative at the point of destination to verify delivery without damage during transportation.
Revenue from certain equipment lease contracts is accounted for as sales-type leases. The present value of all payments, net of executory costs (such as legal fees), is recorded as revenue and the related cost of the equipment is charged to cost of sales. The associated interest is recorded over the term of the lease using the interest method. In addition, net revenues include rental revenues earned on the lease of equipment held for rental. Rental revenues are recognized in the period earned over the lease term.
We enter into RPGs with some of our customers. These agreements are normally for a term of no greater than twelve months and provide for rental payments with a guaranteed purchase option at the end of the agreement. Under the terms of the RPG, the customer is obligated to purchase the

Management’s discussion and analysis of financial condition and results of operations equipment at the end of the rental period. The full amount is recorded as revenue and the related cost of the equipment is charged to cost of sales at the inception of the agreement.
We ship equipment on a limited basis to certain customers on consignment, which under GAAP allows recognition of the revenues only upon final sale of the equipment by the consignee. At January 30, 2005, we had $3.8 million of inventory on consignment.
Warranty. We establish reserves related to the warranties we provide on our products. Specific reserves are maintained for programs related to machine safety and reliability issues. We establish estimates based on the size of the population, the type of program, costs to be incurred by us and estimated participation. We maintain additional reserves based on the historical percentage relationships of such costs to machine sales and applied to current equipment sales. If these estimates and related assumptions change, we may be required to record additional reserves.

Management’s discussion and analysis of financial condition and results of operations

Business
OVERVIEW
Founded in 1969, we are the world’s largest manufacturer of access equipment (which we define as aerial work platforms and telehandlers) and highway-speed telescopic hydraulic excavators (excavators) based on gross revenues. Our aerial work platform and telehandler products are used in a wide variety of construction, industrial, institutional and general maintenance applications to position men and materials at heights. Our access equipment customers include equipment rental companies, construction contractors, manufacturing companies and home improvement centers. Our excavator products are used primarily by state and local municipalities in earthmoving applications. We sell our products globally under some of the most well established and widely recognized brand names in the access equipment industry, including JLG, SkyTrak, Lull and Gradall. We have manufacturing facilities in the United States, Belgium and France as well as sales and service operations on six continents. We operate on a July 31 fiscal year with our first, second and third fiscal quarters ending on Sundays proximate to October 31, January 31 and April 30, respectively. For the last four quarters ended January 30, 2005, we generated revenues and net income of $1.4 billion and $22.7 million, respectively.
Building on our European presence while remaining focused on the access industry, on April 30, 2004, we completed our purchase of Delta Manlift SAS (“Delta”), a subsidiary of The Manitowoc Company (“Manitowoc”). Headquartered in Tonneins, France, Delta has two facilities that manufacture the Toucan® brand of vertical mast lifts, a line of aerial work platforms distributed throughout Europe for use principally in industrial and maintenance operations. In addition, we purchased certain intellectual property and related assets of Manitowoc’s discontinued product lines, which will permit us to re-launch selected models of the Liftlux brand scissor lifts. The Liftlux brand of scissor lifts, primarily known for large capacity and height, are popular with specialty re-rental companies in Europe and North America and complement the upper end of our scissor lift line.
On August 1, 2003, we completed our acquisition of OmniQuip, which includes all operations relating to the SkyTrak and Lull brand telehandler products. Following the OmniQuip acquisition, we continue to manufacture and market SkyTrak and Lull brand telehandlers and we are now North America’s leading producer of telehandlers used in numerous applications by commercial and residential building contractors, as well as by customers in other construction, military and agricultural markets. We are now also a key supplier of telehandlers to the US military as a result of the OmniQuip acquisition.
PRODUCTS AND SERVICES
We operate through three business segments: Machinery, Equipment Services and Access Financial Solutions.

Business

Machinery Our Machinery segment designs, manufactures and sells aerial work platforms, telehandlers, telescoping hydraulic excavators and trailers as well as an array of complementary accessories that increase the versatility and efficiency of these products for end-users.

• Aerial Work Platforms. Our JLG brand aerial work platforms are designed to permit workers to position themselves, their tools and materials efficiently and safely in elevated work areas of up to 150 feet high that otherwise might have to be reached by scaffolding, ladders or other devices. We produce three basic types of mobile aerial work platforms under the JLG brand: boom lifts, scissor lifts and vertical mast lifts, including our recently introduced stock picker model. These work platforms are mounted at the end of telescoping and/or articulating booms or on top of scissor-type or other vertical lifting mechanisms, which, in turn, are mounted on mobile chassis. A variety of standard accessories for specified end-user applications also may be incorporated into certain aerial work platform models. Our aerial work platforms are primarily used in construction, industrial and commercial applications, and are designed for stable operation in elevated positions.
• Telehandlers. Our SkyTrak, Lull, Gradall and JLG brand telehandlers are typically used by residential, non-residential and institutional building contractors and agricultural workers for lifting, transporting and placing a wide variety of materials at their point of use or storage. In August 2003, we added the SkyTrak and Lull brands with our OmniQuip acquisition. The OmniQuip acquisition has established us as North America’s leading manufacturer and marketer of telehandlers. Our telehandlers have rated lift capacities ranging from 6,600 to 12,000 pounds and maximum lifting heights ranging from 23 to 55 feet and can be fitted with a variety of material handling attachments. Through OmniQuip, we also acquired the ATLAS sole source contract with the US Army, as well as the contract to provide the MMV to the US Marine Corps. The ATLAS and MMV are specifically designed for military applications. We are also a growing player in the European telehandler segment and our European-design telehandlers leverage our traditional aerial work platform product line and our existing European-based manufacturing, sales and service operations. During 2002, we launched our first European-design compact telehandler line for construction applications and, in fiscal 2003, we complemented that line with the purchase of assets related to a line of telehandlers specifically designed for agricultural applications. This latest acquisition will, for the first time, provide us with a telehandler product appropriate for the European agricultural market, which is responsible for a significant portion of all telehandlers sold there. In addition, we are also targeting diversification of our channels to market through an intended strategic alliance with SAME Deutz-Fahr Group, a leading manufacturer of agricultural tractors. On March 31, 2004, we entered into a memorandum of understanding with SAME Deutz-Fahr Group to pursue an arrangement to private-label certain models of our compact telehandlers for sale through

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their distribution network. This potential arrangement is subject to negotiation and execution of final agreements. All European-designed telehandlers are produced in our Maasmechelen, Belgium facility.
• Excavators. Our Gradall brand excavators are typically used by contractors and government agencies for ditching, sloping, finish grading and general maintenance and infrastructure projects. Our excavators are distinguished from other types of excavators by their telescoping, rotating booms and low overhead clearance requirements. Unlike the articulated booms on traditional excavators, the Gradall boom’s ‘arm-like’ motion increases the machine’s versatility, optimizing the potential to use a wide variety of attachments. We manufacture and market a variety of track-mounted and wheel-mounted excavators, including specialized models used in mining, steel production and hazardous waste removal applications and we are the leading supplier of highway-speed wheel-mounted excavators in North America.
• Trailers and other products. In North America, we also manufacture a line of Triple-Ltm drop-deck trailers with load capacities ranging from 2,000 to 10,000 pounds. These load trailers are primarily sold to big box retailers and large national rental companies to provide their equipment rental customers with the capability to transport our equipment. Additionally, we assemble and market portable light towers in Australia.
Equipment Services Our Equipment Services segment provides after-sales service and support for our installed base of equipment, including parts sales and equipment rentals, and sells used and remanufactured equipment. We remanufacture and recondition (to certain specified standards, including ANSI standards) and repair and resell JLG used equipment. In addition, we resell used equipment of competing manufacturers. We offer a variety of service warranties on these machines. We are the only access equipment manufacturer with dedicated remanufacturing facilities in both North America and Europe for refurbishing and remarketing previously owned equipment with like-new warranties. This capability has been established in North America since 1993 through a separate dedicated facility in McConnellsburg, Pennsylvania and, following the OmniQuip acquisition, through a separate facility in McConnellsburg dedicated to reconditioning products for the military. During fiscal 2004, we purchased a facility in Tonneins, France, near our recently acquired Delta operations, with the intention of expanding our Equipment Services capability to Europe for the benefit of customers located there.
We also distribute replacement parts for our and competing manufacturers’ equipment through supplier-direct shipment programs and a system of two parts depots in North America and single parts depots in each of Europe and Australia. Sales of replacement parts have historically been less cyclical and typically generate higher margins than sales of new equipment. To help facilitate parts sales, we use Internet-based e-commerce in an effort to develop closer relationships with our customers. For example, we handle most of our warranty transactions and nearly half of our parts orders via the Internet.
As of July 31, 2004, we had a rental fleet of approximately 590 units that we deploy in North America to support our rental company customers’ demands for short-term rental contracts. Through

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a joint venture, we maintain a similar rental fleet of approximately 680 units in Europe. The rental aspect of our North American and European rental operations is designed to support, rather than compete with, our rental company customers, offering added fleet management flexibility by making additional machines available on short-term leases to meet peak demand needs of large projects. Also, in Great Britain, we operate a small fleet of service vehicles.
We support the sales, service and rental programs of our customers with product advertising, cooperative promotional programs, major trade show participation and training programs covering service, products and safety. We supplement our domestic sales and service support to our international customers through overseas facilities in Australia, Belgium, Brazil, France, Germany, Hong Kong, Italy, New Zealand, Norway, Poland, South Africa, Spain, Sweden and the United Kingdom and a joint venture in the Netherlands.
In response to our customers’ needs, services offered through ServicePLUS facilities will range from preventive maintenance programs to general repairs to the reconditioning of our equipment. The initial location is in Houston, Texas, at a facility with 35 service bays.
Access Financial Solutions Our AFS segment arranges equipment financing and leasing solutions for our customers primarily through third party financial institutions and provides credit support in connection with these financing and leasing arrangements. Financing arrangements that we offer or arrange through AFS include installment sale contracts, capital leases, operating leases and rental purchase guarantees. Terms of these arrangements vary depending on the type of transaction, but typically range between 36 and 72 months and generally require the customer to be responsible for insurance, taxes and maintenance of the equipment, and the customer bears the risk of damage to or loss of the equipment.
We incur contingent limited recourse liabilities with respect to our AFS customer financing activities in two ways. We provide limited guaranties to support certain of our customers’ obligations in the event of default to third-party financing companies that originate credit transactions that we help arrange. We also monetize a substantial portion of the finance receivables that we originate through our ongoing program of syndications, limited recourse financings and other monetization transactions. In connection with some of these monetization transactions, we have limited recourse obligations relating to possible defaults by the obligors under the terms of the contracts which comprise the finance receivables. During fiscal 2004, we supported our customers in directly financing $12.5 million in sales, and arranging third-party financing for an additional $153.2 million in sales. During this same period, we also sold, through various limited monetization transactions with one funding provider, $13.4 million in finance receivables originated by AFS. During the six months ending January 30, 2005, we supported our customers in directly financing $2.7 million in sales, and arranging third-party financing for an additional $84.7 million in sales.
We expect that our originations and monetizations of finance receivables will continue and that our limited recourse debt balance will continue to decline. In September 2003, we entered into a program agreement with General Electric Capital Corporation (“GECC”) to provide “private label” financing solutions for our customers in North America, and, in March 2004, we entered into an Operating Agreement with GECC to provide financing solutions for our customers in Europe. In addition, during 2004 we entered into additional program agreements with other funding providers to provide “private label” financing solutions for our customers in the United States and Canada. The terms of these additional agreements are similar to those under the GECC agreements. Under all of these agreements, our customers will continue to have direct interaction with our AFS personnel, but with the finance companies providing direct funding for transactions that meet agreed credit criteria subject to limited recourse to us. Transactions funded by the finance companies will not be held by us as financial assets, and therefore their subsequent monetization will not be recorded on our balance sheet as limited

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recourse debt. Transactions not funded by the finance companies may still be funded by us to the extent of our liquidity sources and subsequently monetized or they may be funded directly by other credit providers.
INDUSTRY
We operate primarily in the access segment of the global construction, maintenance and industrial equipment industry. We define the access segment as aerial work platforms and telehandlers. Demand for these products is greatest among industrialized economies where productivity and safety are valued. Consequently, the largest markets for access equipment are North America, Western Europe and the developed nations of Asia and the Pacific Rim. Manufacturers sell access equipment to equipment rental companies and independent equipment distributors. Equipment rental companies rent the equipment to a broad range of end-users and equipment distributors resell the equipment to end-users and other customers. Aerial work platforms reach end-users predominantly through the equipment rental channel. Telehandlers reach end-users through both the equipment rental and equipment distribution channels. Additionally, home improvement centers are a smaller, but growing channel for specialized access equipment targeted at small contractors and other home improvement professionals. These home improvement centers and other big box retailers also present significant opportunities for “behind the wall” sales of access products for stock-picking and other in-store applications.
The North American equipment rental industry has been consolidating since the mid-1990s resulting in a number of larger national and regional companies. The consolidation in the equipment rental industry has contributed to a significant reduction in the number of access equipment manufacturers as the larger equipment rental companies have sought to reduce the number of suppliers from which they purchase equipment. Since 1997, the number of significant North American and European broad-line aerial work platform manufacturers has decreased from 11 to three, and the number of significant North American and European telehandler manufacturers has decreased from 13 to eight. We believe this consolidation has positioned us and the other remaining access equipment manufacturers to generate improved returns from stronger market shares and the associated purchasing and production economies.
MARKETING AND DISTRIBUTION
Our products are marketed in over 3,500 locations worldwide through independent rental companies and distributors that rent and sell our products and provide service support, as well as through other sales and service branches or organizations in which we hold equity positions. North American customers are located in all 50 states in the US, as well as in Canada and Mexico. International customers are located in Europe, the Asia/Pacific region, Australia, Japan, Africa, the Middle East and Latin America, and our sales force is comprised of almost 150 employees worldwide. In North America, teams of sales employees are dedicated to specific major customers, channels or geographic regions through four sales offices. Our sales employees in Europe and the rest of the world are spread among our 21 international sales and service offices.
PRODUCT DEVELOPMENT
We invest significantly in product development, diversification and improvement, including the modification of existing products for special applications. Our product development staff is comprised of over 160 employees. Product development expenditures totaled approximately $11.1 million, $20.2 million, $16.1 million and $15.6 million for the six months ended January 30, 2005 and the fiscal years 2004, 2003 and 2002, respectively. In those same periods, new or redesigned products introduced within the preceding 24 months comprised 18%, 24%, 29% and 30% of sales, respectively.

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INTELLECTUAL PROPERTY
We have various registered trademarks and patents relating to our products and our business, including registered trademarks for the JLG, Gradall, SkyTrak and Lull brand names. While we consider this intellectual property to be beneficial in the operation of our business, we are not dependent on any single patent or trademark or group of patents or trademarks.
SEASONAL NATURE OF BUSINESS
Our business is seasonal with a substantial portion of our sales occurring in the spring and summer months which constitute the traditional construction season. In addition, within any fiscal quarter the majority of our sales occur within the final month of the quarter.
COMPETITION
Our competitors range from some of the world’s largest multi-national construction equipment manufacturers to small single-product niche manufacturers. Within this global market, we face competition principally from two significant aerial work platform manufacturers, approximately 26 smaller aerial work platform manufacturers, seven major telehandler manufacturers and approximately 15 smaller telehandler manufacturers, as well as numerous manufacturers of other niche products such as boom trucks, cherry pickers, mast climbers, straight mast and truck-mounted fork-lifts, rough-terrain and all-terrain cranes, truck-mounted cranes, portable material lifts and various types of earth moving equipment that offer similar or overlapping functionality to our products. We believe we are the world’s leading manufacturer of aerial work platforms and one of the world’s leading manufacturers of telehandlers. We are currently a niche supplier of excavators, but within the narrow category of highway-speed, wheeled-mounted excavators, we are the leading supplier in North America.
MATERIAL AND SUPPLY ARRANGEMENTS
We obtain raw materials, principally steel; other component parts, most notably engines, drive motors, tires, bearings and hydraulic components; and supplies from third parties. We also outsource certain assemblies and fabricated parts. We rely on preferred vendors as a sole source for “just-in-time” delivery of many raw materials and manufactured components. We believe these arrangements have resulted in reduced investment requirements, greater access to technology developments and lower per-unit costs. Because we maintain limited raw material and component inventories, even brief unanticipated delays in delivery by suppliers may adversely affect our ability to satisfy our customers on a timely basis and thereby affect our financial performance. In addition, market prices of some of the raw materials we use (such as steel) have recently increased significantly. If we are not able to pass raw material or component price increases on to our customers, our margins could be adversely affected.
PRODUCT LIABILITY
We have rigorous product safety standards and we continually work to improve the safety and reliability of our products. We monitor accidents and possible claims and establish liability estimates with respect to claims based on internal evaluations of the merits of individual claims and the reserves assigned by our independent insurance claims adjustment firm. The methods of making such estimates and establishing the resulting accrued liability are reviewed frequently, and any adjustments resulting from such reviews are reflected in current earnings. Reserves are based on actual incidents and do not necessarily directly relate to sales activity. Based upon our best estimate of anticipated losses, product

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liability costs approximated 1.0%, 0.9% and 1.1% of revenues for the years ended July 31, 2004, 2003 and 2002, respectively, and 0.8% of revenues for the six months ended January 30, 2005.
EMPLOYEES
We had 3,410 employees as of December 31, 2004. Approximately 7% of our employees are represented by a union under a contract, which expires April 22, 2006.
ENVIRONMENTAL
Our operations are subject to various international, federal, state and local environmental laws and regulations. These laws and regulations are administered by international, federal, state and local agencies. Among other things, these laws and regulations regulate the discharge of materials into the water, air and land, and govern the use and disposal of hazardous and non-hazardous materials. We believe that our operations are in substantial compliance with all applicable environmental laws and regulations, except for violations that we believe would not have a material adverse effect on our business or financial position.
FOREIGN OPERATIONS
We manufacture our products in the US, Belgium and France for sale throughout the world. For fiscal 2004, 2003 and 2002, we derived $270.3 million, $204.6 million and $213.8 million, respectively, of our revenues outside of the United States, representing 23%, 27% and 28% of our total revenues, respectively. Customers outside the US accounted for 25% of revenues for the six months ended January 30, 2005. Revenues from European customers were 15%, 19% and 22% of revenues for 2004, 2003 and 2002, respectively, and were 14% of revenues for the six months ended January 30, 2005.

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Management
JLG’s executive officers and directors, their positions and ages as of February 28, 2005 and the years they began in their current principal positions, are as follows:

			Principal
			position
Name	Position	Age	held since

William M. Lasky	Chairman of the Board, President and Chief Executive Officer	57	2001
James H. Woodward, Jr.	Executive Vice President and Chief Financial Officer	52	2002
Peter L. Bonafede, Jr.	Senior Vice President, Manufacturing	54	2000
Craig E. Paylor	Senior Vice President, Sales, Marketing and Customer Support	48	2002
Wayne P. MacDonald	Senior Vice President, Engineering	51	2002
Philip H. Rehbein	Senior Vice President, Strategic Operations	54	2004
Thomas D. Singer	Senior Vice President, General Counsel and Secretary	52	2001
Israel Celli	Vice President, International Sales, Marketing and Customer Support	51	2002
Roy V. Armes	Director	52	2000
Thomas P. Capo	Director	53	2005
W. Kim Foster	Director	56	2005
James A. Mezera	Director	75	1984
David L. Pugh	Director	56	2004
Stephen Rabinowitz	Director	61	1994
Raymond C. Stark	Director	62	2000
Thomas C. Wajnert	Director	61	1994
Charles O. Wood, III	Director	66	1988
William M. Lasky joined JLG in December 1999 as President and Chief Operating Officer. He also serves on the Board of Directors. He joined JLG following more than 22 years of service with Ohio-based Dana Corporation. Since 1997 he served as President of Dana Corporation’s Worldwide Filtration Products Group, a leading producer and supplier of automotive and industrial filtration products with manufacturing operations on four continents. He began his career in the US Army, serving in Korea and achieving the rank of Captain. Mr. Lasky graduated from Norwich University, Vermont and holds a Bachelors degree in business administration.
James H. Woodward, Jr. joined JLG in 2000 following an 18-year career at Dana Corporation, where he held a number of senior financial and operational management positions. He most recently served as Vice President, Director—E-Business at Dana where he was responsible for corporate information systems and led efforts on a number of e-commerce initiatives. Prior to this assignment, Mr. Woodward was Vice President and Corporate Controller and a member of Dana’s Strategic Operating Committee. From 1995-1997, Mr. Woodward was Vice President and Controller for Dana’s North American operations. Mr. Woodward, a Certified Public Accountant, previously held financial management positions with Household International, Inc. and was a Senior Auditor with Deloitte Touche. Mr. Woodward graduated from Michigan State University, Michigan, with a Bachelors degree in accounting.

Management

Peter L. Bonafede joined JLG in February 1999. Prior to joining the company, Mr. Bonafede was President and Chief Executive Officer of Global Chemical Technologies, Vice President & General Manager of Blaw Knox Paving Equipment, and held plant management and other management positions at Federal-Mogul, Harley Davidson and Trojan Yacht.
Craig E. Paylor joined JLG in 1983 as a regional sales manager. Since then, he has held various positions, including General Manager of Equipment Sales, Director of Major and International Accounts, Director of Sales, Vice President of Sales and Vice President—Sales and Market Development. His previous career included sales and management positions in the equipment manufacturing and rental industry.
Wayne P. MacDonald joined JLG in 1975 and has played a key role in the development of all JLG boom lifts since the introduction of the first “H” models in the early 1980s. Appointed an officer in March 2000, Mr. MacDonald is responsible for product development engineering and oversees the development activities associated with advanced technology, applications engineering, reliability engineering, design analysis, industrial design and CAD systems. He holds a bachelor’s degree in Mechanical Engineering Technology from the University of Pittsburgh at Johnstown and is a Registered Professional Engineer in the Commonwealth of Pennsylvania.
Philip H. Rehbein joined the Company in 1997 as Corporate Controller and was promoted to Vice President and Corporate Controller in 1998. He served as Vice President and General Manager for Gradall, a wholly owned subsidiary of JLG Industries, Inc. prior to being named Senior Vice President—Finance in 2002. Before joining JLG, Mr. Rehbein held various finance and operational positions with Black and Decker. He earned his Bachelor of Science degree in accounting from Elmira College and served in the United States Air Force. Mr. Rehbein is a Certified Public Accountant.
Thomas D. Singer joined JLG in 1984. Prior to his position at JLG, Mr. Singer was associated with Grove Manufacturing Company and the law firms of Keller and Reichard and Morgan Lewis & Bockius.
Israel Celli was appointed an officer in August 2002. Mr. Celli joined JLG in 2000 as General Manager of Latin America and was subsequently named Vice President of International Sales in 2001. Previously, he acquired industry experience as Marketing Director/ Latin America for CNH Global representing Case, Fiat Allis and New Holland product brands and as National Manager of Marketing, Sales and Distribution for Clark Ltda. Mr. Celli also has 20 years of global assignment experience with IBM where he progressed to Business Manager and later Operations and Marketing Manager.
Roy V. Armes has been a director since 2000. Mr. Armes is Corporate Vice President and General Director, Whirlpool Mexico, S.A. de C.V., Whirlpool Corporation, and prior to 2002, Mr. Armes was Corporate Vice President, Global Procurement Operations for Whirlpool Corporation. Prior to 1997, Mr. Armes was President and Managing Director, Whirlpool Greater China and prior to 1996, Mr. Armes was Vice President, Manufacturing & Technology, Whirlpool Asia.
Thomas P. Capo has been a director since 2005. Mr. Capo currently serves as Chairman of the Board of Dollar Thrifty Automotive Group, Inc. He also serves as a Director and Chairman of the Audit Committee of Sonic Automotive, Inc. From 1998 to 2000, Mr. Capo served as the Senior Vice President and Treasurer of the DaimlerChrysler Corporation. Prior to 1998, he held the positions of Vice President and Treasurer of the Chrysler Corporation and Vice President and Controller of Chrysler Financial Corporation.
W. Kim Foster has been a director since 2005. Mr. Foster is currently the Senior Vice President and Chief Financial Officer of FMC Corporation, a position he has held since 2001. Prior to 2001,

Management

Mr. Foster was Vice President and General Manager of FMC’s Agricultural Products Group, and prior to 1998 he was General Manager of the Airport Products and Systems Division.
James A. Mezera has been a director since 1984. Mr. Mezera is President of Mezera and Associates, Inc., a management consulting firm. Prior to 1996, Mr. Mezera was Vice President, Komatsu Dresser Company.
David L. Pugh has been a director since 2004. Mr. Pugh is currently the Chairman of the Board and Chief Executive Officer of Applied Industrial Technologies. Prior to 2000, Mr. Pugh was President and Chief Operating Officer of Applied Industrial Technologies. Prior to 1999, Mr. Pugh served as Senior Vice President of the industrial control group of Rockwell International Corporation.
Stephen Rabinowitz has been a director since 1994. Mr. Rabinowitz retired as Chairman of the Board and Chief Executive Officer of General Cable Corporation in 2001. Mr. Rabinowitz also serves as a director of Columbus McKinnon Corporation and Energy Conversion Devices, Inc.
Raymond C. Stark has been a director since 2000. Mr. Stark retired in 2001 as Corporate Vice President, Quality and Six Sigma, Honeywell International, Inc., a position in which he served since 1999. Prior to 1999, Mr. Stark served as President and General Manager of AlliedSignal Aerospace, Government Electronics Co. from 1996 to 1998.
Thomas C. Wajnert has been a director since 1994. From 1990 until 1997, Mr. Wajnert served as Chairman of the Board and Chief Executive Officer of AT&T Capital Corporation. Mr. Wajnert also serves as director of Reynolds American, Inc. and NYFIX, Inc.
Charles O. Wood III has been a director since 1988, and has been President of Wood Holdings, Inc, a private investment firm since 1987. Prior to 2003, Mr. Wood served as a director of Boston Private Financial Holdings, Inc.

Management

Description of common stock
The following description and the description in the accompanying prospectus under the caption “Description of capital stock—common stock”, set forth certain general terms and provisions of our common stock. The terms of our articles of incorporation and bylaws are more detailed than the general information provided below or in the accompanying prospectus. Therefore, you should carefully consider the actual provisions of these documents.
GENERAL
The company’s authorized common stock consists of 100,000,000 shares, par value $.20 per share. As of February 24, 2005, 44,710,049 shares of common stock were outstanding. All of the outstanding shares of common stock are fully paid and nonassessable. The holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor and to share ratably in the assets legally available for distribution to the holder of common stock in the event of the liquidation or dissolution of the company. Holders of common stock do not have cumulative voting rights in the election of directors and have no preemptive, subscription or conversion rights. Except with respect to “control shares” described below, the common stock is not subject to redemption by the company.
PENNSYLVANIA LAW
Pursuant to Subchapter 25C of the Pennsylvania Business Corporation Law (the “Pennsylvania law”), our shareholders, as holders of a “registered corporation”, have no right to act by written consent in lieu of a meeting or generally to call a special meeting of shareholders. Subchapter 25E of the Pennsylvania law also provides that a “controlling person or group” may be required under certain circumstances to purchase shares of any other shareholder who so demands at a price that is no less than the fair value of the shares on the date that the controlling person or group attained that status. A “controlling person or group” is a person or group of persons acting in concert who hold 20% of our shares entitled to vote in the election of directors.
Pursuant to Subchapter 25G of the Pennsylvania law (the “Control-Share Acquisitions Subchapter”), any person (or group) who engages or proposes to engage in a “control-share acquisition” (such a person (or group) is referred to as an “acquiring person”) is entitled to voting rights with respect to “control shares” only after the shareholders of the company approve the granting of such voting rights. Control shares are those shares over which voting power has been acquired, or is sought to be acquired, by the acquiring person, if such voting power, when added to the voting power held by such person or group over other shares, would result in such person or group having voting power in any one of three specified ranges: 20% to 33 1/3%, 33 1/3% to 50%, and 50% or more of the votes eligible to be cast in an election of directors of the company (a “control-share acquisition”). A control-share acquisition only occurs the first time each of the three ranges is entered. Also included as control shares are shares acquired by such person within 180 days of, or with the intention of, such person engaging in a control-share acquisition. A shareholder is not considered an “acquiring person” for purposes of this subchapter by voting or giving consent if the shareholder is not itself seeking to acquire control of the company, is not bound to support an acquiring person and does not receive special consideration from an acquiring person different from that received by all other shareholders. Similarly, a shareholder is not considered an “acquiring person” if the shareholder acquires voting power in excess of the three specified ranges by virtue of holding revocable proxies that were solicited in accordance with applicable law, for which no consideration was provided and which must be voted in accordance with the instructions specified by the giver of the proxy.

Description of common stock

At any meeting called to restore voting rights to control shares, the proposal to restore the voting rights must be considered in two separate votes, the first involving all the shares of the company entitled to vote as of the record date set by the company’s Board of Directors as specified under existing Pennsylvania law, and the second involving only the “disinterested shares.” Disinterested shares are those shares of the company (a) not owned by the acquiring person, by directors who are also officers, by executive officers and by certain employee plans of the company and (b) that have been owned continuously by the same holder for the period beginning on the last to occur of: (i) five days before the acquiring person, or another acquiring person if there are multiple bidders for the company, first announced its intention to engage in a control-share acquisition, (ii) 12 months prior to the record date described above, or (iii) October 17, 1989 and ending on the record date described above. A majority of all votes entitled to be cast in each vote would be required to pass any resolution according voting rights to such control shares.
The Control-Share Acquisitions Subchapter authorizes the company, on certain conditions, to redeem control shares within two years of the consummation of the control-share acquisition if the acquiring person does not file a required information statement with the company within thirty days of completing the control-share acquisition, or if the control shares are not accorded full voting rights by the shareholders pursuant to the procedures described above or if voting rights are accorded but subsequently lapse.
BYLAWS
Our bylaws require that any shareholder wishing to nominate a person to stand for election as a director or to make any proposal to be acted on at a shareholders meeting must provide our corporate secretary advance notice of such nomination or proposal at least 90 days prior to the anniversary of the immediately preceding annual meeting, together with certain information confirming that the nominee is a “Qualified Nominee” or the proposal is a “Proper Matter for Shareholder Consideration.”

Description of common stock

Certain United States federal tax considerations to non-US holders
The following is a general discussion of certain US federal tax consequences relating to the ownership and disposition of our common stock by Non-US Holders. A “Non-US Holder” is a foreign corporation, a nonresident alien individual, a foreign partnership, or any foreign estate or trust, as these terms are defined in the Internal Revenue Code of 1986, as amended (the “Code”).
The following discussion is based on (1) the Code, (2) the Treasury Regulations issued under the Code (“Treasury Regulations”), and (3) administrative and judicial interpretations of the Code and Treasury Regulations, each as in effect and available on the date of this prospectus supplement. The Code, Treasury Regulations, and interpretations, however, are subject to change, which could be retroactive to the date of this prospectus supplement.
We do not address all of the tax consequences that may be relevant to a holder of our common stock. Except as specifically noted, this description addresses only US federal income and estate tax consequences to Non-US Holders that are initial purchasers of our common stock, that will hold our common stock as capital assets, and that do not have a special tax status as defined in the Code. In addition, we do not address any tax consequences to:

•	“US Holders” (i.e., holders of our common stock who are not Non-US Holders);

•	holders of our common stock that may be subject to special tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies;

•	persons who acquire our common stock through an exercise of employee stock options or rights or otherwise as compensation;

•	persons that hold or will hold our common stock as part of a position in a straddle or as part of a hedging or conversion transaction; or

•	entities classified as partnerships for US federal tax purposes and persons that hold stock through an entity that is classified as a partnership for US federal tax purposes.
Further, we do not address any state, local, foreign, or other tax consequences relating to the ownership and disposition of our common stock.
Prospective investors are advised to consult with their own tax advisors regarding the US federal tax consequences relating to the ownership and disposition of our common stock as well as the effect of any state, local, foreign, or other tax laws.
DIVIDENDS ON SHARES OF COMMON STOCK
Dividends, if any, paid (or deemed paid) to Non-US Holders (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by the Non-US Holder, which are taxable as described below) generally will be subject to withholding at a 30% rate unless they qualify for a lower rate under an applicable tax treaty. Non-US Holders are required to furnish a properly executed IRS Form W-8BEN (or successor or substitute form) to the payor or the payor’s agent in order to establish an exemption from, or reduced rate of, withholding based on an applicable tax treaty.
Except as may otherwise be provided in an applicable tax treaty, a Non-US Holder will be subject to US federal income tax in the same manner as if it were a US Holder on dividends (or deemed

Certain United States federal tax considerations to non-US holders dividends) that are effectively connected with the conduct of a trade or business of that Non-US Holder within the United States, and these dividends will not be subject to the withholding described above provided that the holder furnishes a properly executed IRS Form W-8ECI (or successor or substitute form) to the payor or the payor’s agent. If the Non-US Holder is a foreign corporation, its income from effectively connected dividends may also be subject to a branch profits tax at a 30% rate unless it qualifies for a lower rate under an applicable tax treaty.
In general, a Non-US Holder that is eligible for a reduced rate of US withholding may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund along with the required information with the US Internal Revenue Service (the “IRS”).
SALE OR EXCHANGE OF COMMON STOCK
A Non-US Holder generally will not be subject to US federal income tax on any gain realized on the sale or exchange of our common stock unless:

•	the gain is effectively connected with a trade or business conducted by the Non-US Holder within the United States, in which case the Non-US Holder will be subject to tax in the same manner as if it were a US Holder (possibly subject to reduction under an applicable tax treaty); in addition, in such a case the branch profits tax described above under “Dividends on Shares of Common Stock” may also apply if the holder is a foreign corporation;

•	the Non-US Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange and meets other necessary conditions;

•	the Non-US Holder is subject to tax under the provisions of the US federal tax law applicable to certain US expatriates; or

•	we are or have been during some periods a “US real property holding corporation” for US federal income tax purposes and, assuming the common stock is “regularly traded on an established securities market” for US federal tax purposes, the Non-US Holder held, directly or indirectly, at any time during the five-year period ending on the date of the disposition, or any shorter period that shares were held, more than 5% of our common stock. We do not expect that we will be treated as a US real property holding corporation.
FEDERAL ESTATE TAXES
Unless an applicable estate tax treaty provides otherwise, common stock that is owned or treated as owned (or that has been subject to certain lifetime transfers) by an individual who at the time of death is not a citizen or resident of the United States generally will be included in the individual’s gross estate for US federal estate tax purposes and may be subject to US estate tax.
INFORMATION REPORTING AND BACKUP WITHHOLDING
Under the Code and Treasury Regulations, we must report annually to the IRS and to each Non-US Holder the amount of dividends paid to such Non-US Holder, if any, and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to an applicable tax treaty or other agreement, that information may also be made available to the tax authorities in any countries in which the Non-US Holder resides.
The gross amount of dividends paid to a Non-US Holder that fails to certify its Non-US Holder status in accordance with applicable Treasury Regulations generally will be reduced by backup withholding (currently at a rate of 28%), unless we have actual knowledge or reason to know that the holder is a Non-US Holder, in which case such dividends will be subject to withholding at a 30% rate. Backup

Certain United States federal tax considerations to non-US holders withholding will not apply to dividends that are effectively connected with the conduct of a trade or business by a Non-US Holder within the United States if the Non-US Holder complies with certain certification requirements.
Any amounts that we withhold under the backup withholding rules will be refunded or credited against your US federal income tax liability if certain required information is timely furnished to the IRS. Certain persons are exempt from the backup withholding rules, including corporations and financial institutions, whether domestic or foreign. You should consult your tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining such exemption.
The payment of the proceeds of the disposition of our common stock by a Non-US Holder to or through the US office of a broker, or in certain other circumstances where the proceeds are mailed to a US address, generally will be reported to the IRS and reduced by backup withholding unless the Non-US Holder either certifies its status as a Non-US Holder in accordance with applicable Treasury Regulations or otherwise establishes an entitlement to an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds on the disposition of our common stock where the transaction is effected outside the United States by a Non-US Holder to or through a non-US office of a non-US broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a US person or has certain enumerated connections with the United States, the proceeds from such disposition generally will be reported to the IRS (but not reduced by backup withholding) unless certain conditions are met.
*          *          *
The foregoing discussion is included for general information only. Each prospective purchaser is urged to consult its tax advisor with respect to the US income, estate and other tax consequences of the ownership and disposition of our common stock, including the application and effect of the laws of the United States and any state, local, foreign, or other taxing jurisdiction.

Certain United States federal tax considerations to non-US holders

Underwriting
We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC, Harris Nesbitt Corp. and SunTrust Capital Markets, Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Number of
Underwriters	shares

UBS Securities LLC	3,500,000
SunTrust Capital Markets, Inc.	950,000
Harris Nesbitt Corp.	500,000
NatCity Investments, Inc.	50,000

Total	5,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
OVER-ALLOTMENT OPTION
We have granted the underwriters an option to buy up to 750,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.
COMMISSIONS AND DISCOUNTS
Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.65 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 750,000 shares.

	No exercise	Full exercise

Per Share	$1.099	$1.099
Total	$5,492,500	$6,316,375
We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $500,000.
NO SALES OF SIMILAR SECURITIES
We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, except for certain exceptions described below, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement.
This period may be extended for up to 15 calendar days plus three business days under certain circumstances if we announce earnings or material news or a material event within a specified period prior to the termination of the 90-day lock-up period or if prior to the termination of the 90-day lock-up period we announce an intention to announce earnings within a specified period after the termination of the 90-day lock-up period. Even under those circumstances, however, the lock-up period will not be extended if we certify to UBS Securities LLC that our common stock is actively traded, which generally means that our common stock has an average trading volume value of at least $1.0 million per day and the public float of our common stock is at least $150 million.
The following transactions by executive officers or directors are not restricted by the lock-up agreements;

•	gifts and intra-family estate planning transfers if the transferee agrees to be bound by the terms of the lock-up agreement;

•	certain transfers out of the JLG Stock Fund of our 401(k) Plan;

•	exercise of fixed price options granted under our equity compensation plan; provided that the option holder holds the shares received upon exercise for the duration of the lock-up period;

•	dispositions of stock received upon exercise of options granted under our equity incentive plans that, if unexercised, would expire prior to December 31, 2005, provided that the aggregate number of shares that may be disposed in this manner by all directors and executive officers as a group shall not exceed 40,800; and

•	dispositions by executive officers to satisfy tax liabilities in excess of amounts previously withheld that may arise from vesting of restricted shares granted prior to the date of the prospectus supplement or other 2004 compensation; provided that the aggregate number of shares that may be disposed by all executive officers as a group shall not exceed 220,000.
In addition, at any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

Underwriting

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.
NEW YORK STOCK EXCHANGE LISTING
Our common stock is listed on the New York Stock Exchange under the symbol “JLG.”
PRICE STABILIZATION, SHORT POSITIONS
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.
The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Underwriting

AFFILIATIONS
Certain of the underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees. Affiliates of SunTrust Capital Markets, Inc., Harris Nesbitt Corp. and NatCity Investments, Inc. are lenders under our credit facilities. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Underwriting

Legal matters
Certain legal matters in connection with the offering of the common stock will be passed upon for us by Thomas D. Singer, Esq., our Senior Vice President, General Counsel and Secretary, Stephen P. Caso, Corporate Attorney, and by Covington & Burling, Washington, D.C., and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois.
Experts
The consolidated financial statements of JLG Industries, Inc. appearing in JLG Industries, Inc.’s Annual Report on Form 10-K for the fiscal year ended July 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
With respect to the unaudited condensed consolidated interim financial information of JLG Industries, Inc. as of and for the three-month periods ended October 31, 2004 and October 26, 2003 and for the three and six-month periods ended January 30, 2005 and January 25, 2004, incorporated by reference in this prospectus supplement, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in our Quarterly Report on Form 10-Q for the quarters ended October 31, 2004 and January 30, 2005, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

Documents incorporated by reference
We file annual, quarterly and current reports and other information with the SEC. Our SEC filings (File No. 001-12123) are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the Public Reference Room.
The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. We incorporate by reference only the documents listed below. This supersedes the information under the caption “Incorporation of Documents by Reference” on page ii of the accompanying prospectus.

•	Our Annual Report on Form 10-K for the fiscal year ended July 31, 2004;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended October 31, 2004 and January 30, 2005;

•	our Current Reports on Form 8-K, filed with the SEC on November 19, 2004, December 1, 2004, January 26, 2005 and March 1, 2005, respectively, and our Current Report on Form 8-K/ A filed on December 1, 2004;

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on September 5, 1996 and the description of our common stock purchase rights contained in our Registration Statement on Form 8-A12B, filed with the SEC on May 31, 2000; and

•	all other documents and reports filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished in Current Reports on Form 8-K pursuant to Items 2.02 and/or 7.01 thereof (including all exhibits to such reports related thereto), unless such report specifically states that the information provided therein shall be considered “filed” under the Exchange Act), on or after the date of this prospectus supplement and prior to the termination of the offering made hereby.
These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number: 1 JLG Drive, McConnellsburg, PA, 17233-9533, (717) 485-5161, Attention: Corporate Secretary.
Information contained in this prospectus supplement and the accompanying prospectus modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information in documents that we file with the SEC after the date of this prospectus supplement will automatically update and supersede information in this prospectus supplement or in earlier-dated documents incorporated by reference.

PROSPECTUS
$125,000,000
JLG INDUSTRIES, INC.
Common Stock
Debt Securities
Preferred Stock
Warrants

        By this prospectus, we may offer these securities from time to time in one or more series with an aggregate offering price not to exceed $125,000,000. One or more of our subsidiaries may guarantee the debt securities offered by this prospectus. We will provide you with specific information about the offering and the terms of these securities in supplements to this prospectus. You should read this prospectus and the relevant prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.
      You should consider carefully the risk factors beginning on page 1 of this prospectus before making a decision to purchase our securities.
      Our common stock is traded on the New York Stock Exchange under the symbol “JLG.” We will list any Common Stock issued pursuant to a prospectus supplement, subject to notice of issuance, on the New York Stock Exchange.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 24, 2003.

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total amount of $125,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the relevant prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”
      For more detailed information about the securities, you can also read the exhibits to the registration statement. The exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.
      In this prospectus, unless the context indicates otherwise, the words “JLG,” “the company,” “we,” “our,” “ours” and “us” refer to JLG Industries, Inc. and its consolidated subsidiaries.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.
      In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or telephone number: 1 JLG Drive, McConnellsburg, PA, 17233-9533, (717) 485-5161, Attention: Corporate Secretary.
      This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933, as amended. It does not contain all of the information that is important to you. You should read the registration statement for further information about us and the securities. Statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC highlight selected information, and in each instance reference is made to the copy of the document filed. All summaries contained in this prospectus are qualified in their entirety by this reference. We will make copies of those documents available to you upon your requests to us.
INCORPORATION OF DOCUMENTS BY REFERENCE
      Important business and financial information about our company is “incorporated by reference” into this prospectus. This means that we are disclosing important information to you by referring you to certain documents we have filed with the SEC rather than including the information in this prospectus. The information in the documents incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) until we sell all of the securities covered by this prospectus:

•	our annual report on Form 10-K for the fiscal year ended July 31, 2003;

•	our quarterly report on Form 10-Q for the period ended October 31, 2003;

•	our current reports on Form 8-K, filed with the SEC on October 14, 2003 and November 20, 2003, respectively; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on September 5, 1996 and the description of our common stock purchase rights contained in our Registration Statement on Form 8-A12B, filed with the SEC on May 31, 2000.
      Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus or in earlier-dated documents incorporated by reference.
FORWARD-LOOKING STATEMENTS
      We have made and incorporated by reference in this prospectus forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act which are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include declarations about our and our management’s goals, beliefs, plans, intents or current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “believes,” “expects,” “estimates,” “projects,” “anticipates,” “plans,” “forecasts” and similar expressions. Except as required by law, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results. Forward-looking statements are not guarantees of future performance, and involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated by the forward-looking statements. In addition to the specific risk factors described in the Section entitled “Risk Factors,” important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to:

•	general economic and capital market conditions, including political and economic uncertainty in various areas of the world where we do business;

•	varying and seasonal levels of demand for our products and services;

•	consolidation within our customer base and the resulting increased concentration of our sales;

•	pricing and product actions taken by competitors;

•	risks and operational limitations arising from significant leverage;

•	credit risks from our financing of customer purchases;

•	limitations on customer access to credit for purchases, including limits on our ability to satisfy customer demands for credit;

•	risks of international operations;

•	risks associated with financing and integrating acquisitions in the future;

•	customers’ perception of our financial condition relative to that of our competitors;

•	changes in United States or foreign tax laws or regulations;

•	reliance upon suppliers and risks of production disruptions and supply and capacity constraints;

•	costs of raw materials and energy;

•	risks associated with reconfiguration and relocation of manufacturing operations;

•	the effectiveness of our cost reduction initiatives;

•	industry innovation and our own research and development efforts;

•	interest and foreign currency exchange rates;

•	risks associated with product liability;

•	risks associated with use of hazardous materials;

•	unforeseen liabilities arising from patent or other litigation; and

•	our dependence on key management.
      Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. For a more detailed discussion of some of the foregoing risks and uncertainties, see “Risk Factors.”
      Any forward-looking statements speak only as of the date of this prospectus or any prospectus supplement, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of such factors, nor can we assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. The foregoing review of factors should not be construed as exhaustive.

ABOUT JLG
      Founded in 1969, we are the world’s leading producer of access equipment (aerial work platforms and telehandlers) and highway-speed telescopic hydraulic excavators (excavators). Our diverse product portfolio encompasses leading brands such as JLG® aerial work platforms; JLG, Sky Trak®, Lull® and Gradall® telehandlers; Gradall excavators; Triple-Ltm drop-deck trailers; and an array of complementary accessories that increase the versatility and efficiency of the products for end users. We market our products and services through a multi- channel approach that includes a highly trained sales force, marketing, the Internet, integrated supply programs and a network of distributors. In addition to designing and manufacturing our products, we offer world-class after-sales service and support and financing and leasing solutions for our customers in the industrial, commercial, institutional and construction markets. Our manufacturing facilities are located in the United States and Belgium, with sales and service locations on six continents.
      Our common stock is traded on the New York Stock Exchange under the symbol “JLG.”
      The mailing address and telephone number of our corporate headquarters is JLG Industries, Inc., 1 JLG Drive, McConnellsburg, Pennsylvania 17233-9533, (717) 485-5161.
RISK FACTORS
      Investing in our securities involves risk, including the risks below and those described in the accompanying prospectus supplement and the documents incorporated by reference in this prospectus. You should carefully consider these risk factors in evaluating us, our business and an investment in our securities. Any such risks, as well as other risks and uncertainties, could harm the value of our securities directly, or our business and financial results and thus indirectly cause the value of our securities to decline, which in turn could cause you to lose all or part of your investment. The risks below and those described in the accompanying prospectus supplement and the documents incorporated by reference in this prospectus are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.
Our business is highly cyclical and seasonal.
      Historically, sales of our products have been subject to cyclical variations caused by changes in general economic conditions. The demand for our products reflects the capital investment decisions of our customers, which depend upon the general economic conditions of the markets that our customers serve, including, particularly, the construction and industrial sectors of the North American and European economies. During periods of expansion in construction and industrial activity, we generally have benefited from increased demand for our products. Conversely, downward economic cycles in construction and industrial activities result in reductions in sales and pricing of our products, which may reduce our profits and cash flow. During economic downturns, customers also tend to delay purchases of new products. In addition, our business is highly seasonal with the majority of our sales occurring in the spring and summer months which constitute the traditional construction season. The cyclical and seasonal nature of our business could at times adversely affect our liquidity and ability to borrow under our credit facilities.
Our customer base is consolidated and a relatively small number of customers account for a majority of our sales.
      Our principal customers are equipment rental companies that purchase our equipment and rent it to end-users. In recent years, there has been substantial consolidation among rental companies, particularly in North America, which is our largest market. A limited number of these companies accounts for a substantial majority of our sales. Some of these large customers are burdened by substantial debt and have limited liquidity, which has recently constrained their ability to purchase additional equipment and has contributed to their decisions to significantly reduce capital spending. Purchasing patterns by some of these large customers also can be erratic with large volume purchases during one period followed by periods of limited purchasing activity. Any substantial change in purchasing decisions by one or more of our major customers, whether due to actions by our competitors, customer financial constraints or otherwise, could have an adverse effect on our business. In addition, the reduction of the number of customers has increased competition, in particular on the basis of pricing.
We are significantly leveraged and our credit facilities impose operating and financial limitations.
      We are significantly leveraged and substantially all of our assets are subject to liens to secure our outstanding indebtedness. We will require substantial amounts of cash to fund scheduled payments of principal and interest on our indebtedness, future capital expenditures, and any increased working capital requirements. Our ability to make scheduled payments on our debt obligations will depend upon our future operating performance and, if we do not generate sufficient cash from our operations, on our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our obligations, we will need to refinance, obtain additional financing or sell assets.
      The covenants under our credit facilities impose operating and financial restrictions on us. These restrictions will limit our ability, among other things, to:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make investments or repurchase our stock;

•	consolidate, merge or sell all or substantially all of our assets; and

•	enter into transactions with affiliates.
      In addition, our credit facilities require us to maintain specified financial ratios. These covenants may adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of these covenants or our inability to maintain the required financial ratios could result in a default on our indebtedness. If a default occurs, the relevant lenders could declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and could proceed against any collateral securing that indebtedness.
Our customers need financing to purchase our products, which exposes us to additional credit risk.
      Availability and cost of financing are significant factors that affect demand for our products. Many of our customers can purchase equipment only when financing is available to them at a reasonable cost. Some of our customers are unable to obtain all of the financing needed to fully fund their entire demand of our equipment from banks or other third-party credit providers. We offer a variety of financing programs and terms to our customers. These include open account sales, installment sales, finance leases, and guarantees or other credit enhancements of financing provided to our customers by third parties. Our financing transactions expose us to credit risk, including the risk of default by customers and any disparity between the cost and maturity of our funding sources and the yield and maturity of financing that we provide to our customers. We believe that our customers are most likely to seek financing from us in down economic cycles, which increases our risk in providing this financing.
We may not be able to satisfy all credit requests by our customers.
      Due to our size and capital constraints, we may not be able to fund or otherwise satisfy all credit requests by our customers, which could adversely affect our future sales. Our ability to continue to meet customer credit needs depends largely on our ability to generate funds by monetizing finance receivables, either by selling them to a third party or by getting a loan from a third party secured by such finance receivables, or our ability through credit enhancements or otherwise to induce third parties to extend credit to our customers. Factors that may affect our prospects for completing such monetization transactions include the credit quality and customer concentration of our existing and future portfolios of finance receivables, market availability for such transactions, and current and potential changes in accounting rules that may impact the accounting treatment of monetization transactions. As with financing provided by third parties in which we offer credit enhancement, in some monetizations of finance receivables, we expect the third party to have limited recourse to us. If we are unable to generate funds through these or other types of monetization transactions, or otherwise induce third parties to satisfy customer credit demands, we may be unable to sustain our future business plan.
We may experience credit losses in excess of our allowances and reserves for doubtful accounts.
      We evaluate the collectibility of open accounts and finance receivables based on a combination of factors and establish reserves based on our estimates of potential losses. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount reasonably expected to be collected. Additional reserves are established based upon our perception of the quality of the current receivables, the current financial position of our customers and past experience of collectibility. Our finance receivables portfolio has grown rapidly and our historical loss experience is limited and therefore may not necessarily be indicative of future loss experience. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances would be required.
We operate in a highly competitive industry.
      We compete in a highly competitive industry. To compete successfully, our products must excel in terms of quality, price, breadth of product line, efficiency of use and maintenance costs, safety and comfort, and we must also provide excellent customer service. The greater financial resources of certain of our competitors and their ability to provide additional customer financing or pricing discounts may put us at a competitive disadvantage. In addition, the greater financial resources or the lower amount of debt of certain of our competitors may enable them to commit larger amounts of capital in response to changing market conditions. Certain competitors also may have the ability to develop product or service innovations that could put us at a disadvantage. If we are unable to compete successfully against other manufacturers of access equipment, we could lose customers and our revenues may decline. There can also be no assurance that customers will continue to regard our products favorably, that we will be able to develop new products that appeal to customers, that we will be able to improve or maintain our profit margins on sales to our customers or that we will be able to continue to compete successfully in the access equipment segment.
Our international operations are subject to a variety of potential risks.
      International operations represent a significant portion of our business. For fiscal 2003, approximately 27% of our revenues were derived from sales outside the United States. We expect revenues from foreign markets to continue to represent a significant portion of our total revenues. Outside the United States, we operate a manufacturing facility in Belgium and 22 sales and services facilities elsewhere. We also sell domestically manufactured products to foreign customers.
      Our international operations are subject to a number of potential risks in addition to the risks of our domestic operations. Such risks include, among others:

•	currency exchange controls;

•	labor unrest;

•	differing, and in many cases more stringent, labor regulations;

•	differing protection of intellectual property;

•	regional economic uncertainty;

•	political instability;

•	restrictions on the transfer of funds into or out of a country;

•	export duties and quotas;

•	domestic and foreign customs and tariffs;

•	current and changing regulatory environments;

•	difficulty in obtaining distribution support;

•	difficulty in staffing and managing widespread operations;

•	differences in the availability and terms of financing; and

•	potentially adverse tax consequences.
      These factors may have an adverse effect on our international operations, or on the ability of our international operations to repatriate earnings to us, in the future.
      Our strategy to expand our worldwide market share and decrease costs includes strengthening our international distribution capabilities and sourcing basic components in foreign countries, in particular in Europe. Implementation of this strategy may increase the impact of the risks described above, and we cannot assure you that such risks will not have an adverse effect on our business, results of operations or financial condition.
Our products involve risks of personal injury and property damage, which expose us to potential liability.
      Our business exposes us to possible claims for personal injury or death and property damage resulting from the use of equipment that we rent or sell. We maintain insurance through a combination of self-insurance retentions and excess insurance coverage. We monitor claims and potential claims of which we become aware and establish accrued liability reserves for the self-insurance amounts based on our liability estimates for such claims. We cannot give any assurance that existing or future claims will not exceed our estimates for self-insurance or the amount of our excess insurance coverage. In addition, we cannot give any assurance that insurance will continue to be available to us on economically reasonable terms or that our insurers would not require us to increase our self-insurance amounts.
We may be subject to unanticipated litigation.
      We have occasionally been subject to various legal proceedings and claims, including those with respect to intellectual property and shareholder litigation, which have involved significant unbudgeted expenditures. The costs and other effects of any future, unanticipated legal or administrative proceedings may be significant.
Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages and price increases.
      In the manufacture of our products, we use large amounts of raw materials and processed inputs including steel, engine components, copper and electronic controls. We obtain raw materials and certain manufactured components from third-party suppliers. To reduce material costs and inventories, we rely on supplier arrangements with preferred vendors as a sole source for “just-in-time” delivery of many raw materials and manufactured components. Because we maintain limited raw material and component inventories, even brief unanticipated delays in delivery by suppliers, including those due to capacity constraints, labor disputes, impaired financial condition of suppliers, weather emergencies or other natural disasters, may adversely affect our ability to satisfy our customers on a timely basis and thereby affect our financial performance. This risk increases as we continue to change our manufacturing model to more closely align production with customer orders. In addition, recently, market prices of some of the raw materials we use (such as steel) have increased significantly. If we are not able to pass raw material or component price increases on to our customers, our margins could be adversely affected.
If the economy or capital goods market worsens, the cost saving efforts we have implemented may not be sufficient to achieve the benefits we expect.
      We announced certain actions to streamline operations and reduce costs, including a number of implemented and pending facilities closures and other global organizational and process consolidations. As a result of these actions, we expect to realize annualized costs savings that exceed the costs to be incurred in taking these actions. If the economy or capital goods market worsens, or our revenues are lower than our expectations, the efforts we have implemented may not achieve the benefits we expect.
We face risks with respect to our introduction of new products and services.
      Our business strategy includes the introduction of new products and services. Some of these products or services may be introduced to compete with existing offerings of competing businesses, while others may target new and unproven markets. We must make substantial expenditures in order to introduce new products and services or to enter new markets. We cannot give any assurance that our introduction of new products or services or entry into new markets will be profitable or otherwise generate sufficient incremental revenues to recover the expenditures necessary to launch such initiatives. Such initiatives also may expose us to other types of regulation or liabilities than those to which our business is currently exposed.
We may face limitations on our ability to finance future acquisitions and integrate acquired businesses.
      As with our recently announced acquisition of the OmniQuip business unit of Textron Inc., we intend to continue our strategy of identifying and acquiring businesses with complementary products and services, which we believe will enhance our operations and profitability. We may pay for future acquisitions from internally generated funds, bank borrowings, public or private securities offerings, or some combination of these methods. However, we may not be able to find suitable businesses to purchase or may be unable to acquire desired businesses or assets on economically acceptable terms. In addition, we may not be able to raise the money necessary to complete future acquisitions. In the event we are unable to complete future strategic acquisitions, we may not grow in accordance with our expectations.
      In addition, we cannot guarantee that we will be able to successfully integrate the OmniQuip business, or any other business we purchase, into our existing business or that any acquired businesses will be profitable. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired companies, which could decrease the time that they have to service and attract customers and develop new products and services. Our inability to complete the integration of new businesses in a timely and orderly manner could have a material adverse effect on our results of operations and financial condition. In addition, because we may pursue acquisitions both in the United States and abroad and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.
We are subject to currency fluctuations from our international sales.
      Our products are sold in many countries around the world. Thus, a portion of our revenues is generated in foreign currencies, including principally the Euro, the British Pound Sterling, and the Australian Dollar, while costs incurred to generate those revenues are only partly incurred in the same currencies. Since our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our earnings. To reduce this currency exchange risk, we may buy protecting or offsetting positions (known as

“hedges”) in certain currencies to reduce the risk of adverse currency exchange movements. Currency fluctuations may impact our financial performance in the future.
Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.
      We generate hazardous and non-hazardous wastes in the normal course of our manufacturing and service operations. As a result, we are subject to a wide range of federal, state, local and foreign environmental laws and regulations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous and non-hazardous wastes. These laws and regulations also impose liability for the cost of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of, or exposure to, hazardous substances. In addition, our operations are subject to other laws and regulations relating to the protection of the environment and human health and safety, including those governing air emissions and water and wastewater discharges. Compliance with these environmental laws and regulations requires us to make expenditures.
      Despite our compliance efforts, risk of environmental liability is part of the nature of our business. We cannot give any assurance that environmental liabilities, including compliance and remediation costs, will not have a material adverse effect on us in the future. In addition, acquisitions or other future events may lead to additional compliance or other costs that could have a material adverse effect on our business.
We rely on key management and our ability to attract successor management personnel.
      We rely on the management and leadership skills of our senior management team led by William M. Lasky, Chairman of the Board, President and Chief Executive Officer. Generally, these employees (including Mr. Lasky) are not bound by employment or non-competition agreements. The loss of the services of Mr. Lasky or of other key personnel could have a significant, negative impact on our business. Similarly, any difficulty in attracting, assimilating and retaining other key management employees in the future could adversely affect our business.
Terrorists’ actions have and could negatively impact the U.S. economy and the other markets in which we operate.
      Terrorist attacks, like those that occurred on September 11, 2001, have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence or war could further affect the markets in which we operate, our business, financial results and our expectations. There can be no assurance that terrorist attacks, or responses to such attacks from the United States, will not lead to further acts of terrorism and civil disturbances in the United States or elsewhere or to armed hostilities, which may further contribute to economic instability in the United States. These attacks or armed conflicts may directly impact our physical facilities or those of our suppliers or customers and could impact our domestic or international revenues, our supply chain, our production capability and our ability to deliver our products and services to our customers.
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
      Set forth below is our ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends for each year in the five-fiscal year period ended July 31, 2003 and for the three months ended October 31, 2003.

Three Months Ended
	Twelve Months Ended July 31,					October 31,

	2003	2002	2001	2000	1999	2003

Ratio of Earnings to Fixed Charges	1.6x	2.0x	3.2x	5.3x	37.7x	1.0x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.6x	2.0x	3.2x	5.3x	37.7x	1.0x

      The ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends are identical because JLG had no outstanding preferred stock during such periods. For the purposes of determining these ratios, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and the estimated interest portion of rental expense.
USE OF PROCEEDS
      Unless otherwise set forth in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include acquisitions, the repurchase or repayment of outstanding debt, and working capital.
DESCRIPTION OF DEBT SECURITIES
      The following description of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of any debt securities and the extent, if any, to which these general provisions will not apply to such debt securities will be described in the prospectus supplement relating to the debt securities.
      The debt securities will be issued in one or more series under an indenture, as supplemented or amended from time to time, between us and an institution that we will name in the related prospectus supplement, as trustee. The statements set forth below are brief summaries of certain provisions contained in the form of indenture filed as an exhibit to the registration statement of which this prospectus is a part. These summaries do not purport to be complete and are qualified in their entirety by reference to the form indenture.
General
      We may issue an unlimited amount of debt securities under the indenture in one or more series. The relevant prospectus supplement will describe the terms of the securities being offered, including:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable;

•	the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, and the method used to determine the rate or rates (including any commodity, stock exchange or other financial index);

•	the currency or currency unit of payment, if other than United States dollars, and the type and amount of securities or other property in which payments may be made, if such debt securities are payable in securities or other property;

•	the date from which interest, if any, on the debt securities will accrue, the dates on which interest, if any, will be payable (and the person to whom interest is payable, if other than the persons in whose name the debt securities are registered), the date on which payment of interest, if any, will commence, and the record dates for any interest payments;

•	our right, if any, to extend interest payment periods and the duration of any extension;

•	whether the debt securities rank as senior debt securities, senior subordinated debt securities, subordinated debt securities, or any combination thereof, and the subordination provisions, if any, applicable thereto;

•	any redemption, repayment, repurchase or sinking fund provisions;

•	the place or places where the principal of and any premium and interest on the debt securities will be payable;

•	the trustee for the series of debt securities;

•	the denominations in which the debt securities will be issuable;

•	the form and terms of any guarantee of any debt securities;

•	any addition to or change in the events of default set forth in the indenture applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of the debt securities due and payable;

•	any provisions relating to any collateral security provided for any debt security;

•	any addition to or change in the covenants set forth in the indenture;

•	the principal amount of the debt securities that is payable following acceleration of their maturity, if less than the entire principal amount;

•	any restrictions on the rights of the holders of such debt securities to transfer, exchange or register the debt securities held by them;

•	any rights or duties of another person to assume our obligations with respect to such debt securities, and any rights or duties to discharge and release any obligor with respect to such debt securities;

•	whether the debt securities will be issued in bearer or fully registered form (and if in fully registered form, whether the debt securities will be issuable, in whole or in part, as global debt securities); and

•	any other terms of the debt securities not inconsistent with the provisions of the indenture.
Conversion or Exchange
      If any debt securities being offered are convertible into or exchangeable for common stock or other securities, the relevant prospectus supplement will set forth the terms of conversion or exchange. Those terms will include whether conversion or exchange is mandatory, at the option of the holder or at our option, and the number of shares of common stock or other securities, or the method of determining the number of shares of common stock or other securities, to be received by the holder upon conversion or exchange.
Reopening of Issue
      We may, from time to time, reopen an issue of debt securities and issue additional debt securities with the same terms (including maturity date and interest rate) as debt securities issued on an earlier date. After such additional debt securities are issued, they will be fungible with the debt securities issued on the earlier date to the extent specified in the applicable prospectus supplement.
Structural Subordination
      We conduct many of our operations through subsidiaries. Although one or more of our subsidiaries may guarantee the debt securities issued under the indenture, some or all of our subsidiaries may not be subsidiary guarantors. Because the claims of our non-guarantor subsidiaries’ creditors, including debtholders, and preferred stockholders, if any, are superior to our claims, as the direct or indirect holder of the common stock of our subsidiaries, with respect to the assets of our non-guarantor subsidiaries, the debt securities will be effectively subordinated to all existing and future liabilities, including indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations, of our non-guarantor subsidiaries. Many of our subsidiaries have outstanding indebtedness. The provisions of the indenture do not limit the amount of indebtedness issuable by our subsidiaries.
Global Securities
      We may issue registered debt securities of a series in the form of one or more fully registered global debt securities, each of which we refer to in this prospectus as a registered global security, that we will deposit with a depositary (or with a nominee of a depositary) identified in the prospectus supplement relating to such series and registered in the name of the depositary (or a nominee). In such a case, we will issue one or more registered global securities. The face of such registered global securities will set forth the aggregate principal amount of the series of debt securities that such global registered securities represent. The depositary (or its nominee) will not transfer any registered global security unless and until it is exchanged in whole or in part for debt securities in definitive registered form, except that:

•	the depositary may transfer the whole registered global security to a nominee;

•	the depositary’s nominee may transfer the whole registered global security to the depositary;

•	the depositary’s nominee may transfer the whole registered global security to another of the depositary’s nominees; and

•	the depositary (or its nominee) may transfer the whole registered global security to its (or its nominee’s) successor.

Depositary Arrangements
      We will describe the specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a registered global security in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.
      Generally, ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security, which persons are referred to in this prospectus as participants, or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debt securities represented by such registered global security that are beneficially owned by such participants.
      Any dealers, underwriters or agents participating in the distribution of such debt securities will designate the accounts to credit. For participants, the depositary will maintain the only record of their ownership of a beneficial interest in the registered global security and they will only be able to transfer such interests through the depositary’s records. For people who hold through a participant, the relevant participant will maintain such records for beneficial ownership and transfer. The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These restrictions and such laws may impair the ability to own, transfer or pledge beneficial interests in registered global securities.
      So long as the depositary (or its nominee) is the record owner of a registered global security, such depositary (or its nominee) will be considered the sole owner or holder of the debt securities represented by such registered global security for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a registered global security will not be entitled to have the debt securities represented by such registered global security registered in their names, and will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders, or if any owner of a beneficial interest in a registered global security desires to give or take any action allowed under the indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

Interest and Premium
      Payments of principal, premium, if any, and any interest on debt securities represented by a registered global security registered in the name of a depositary (or its nominee) will be made to the depositary (or its nominee) as the registered owner of such registered global security. We and our agents will have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any registered global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests, and neither will the trustee and its agents.
      We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payment of principal, premium, if any, or any interest in respect of such registered global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in such registered global security as shown on the depositary’s records. We also expect that payments by participants to owners of beneficial interests in such registered global security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

Withdrawal of Depositary
      If the depositary for any debt securities represented by a registered global security notifies us that it is unwilling or unable to continue as depositary or ceases to be eligible as a depositary under applicable law, and a successor depositary is not appointed within 90 days, debt securities in definitive form will be issued in exchange for the relevant registered global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more registered global securities and, in such event, debt securities of such series in definitive form will be issued in exchange for all of the registered global security or registered global securities representing such debt securities. Any debt securities issued in definitive form in exchange for a registered global security will be registered in such name or names that the depositary gives to the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in such registered global security.
Payment and Paying Agents
      Unless the relevant prospectus supplement indicates otherwise, payment of interest on a debt security on any interest payment date will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest payment. If there has been a default in the payment of interest on any debt security, the defaulted interest may be paid to the holder of such debt security as of the close of business on a date no less than 10 nor more than 15 days before the date established by us for proposed payment of such defaulted interest or in any other manner permitted by any securities exchange on which that debt security may be listed, if the trustee finds it practicable.
      Unless the relevant prospectus supplement indicates otherwise, principal of, premium, if any, and any interest on the debt securities will be payable at the office of the paying agent designated by us. However, we may elect to pay interest by check mailed to the address of the person entitled to such payment at the address appearing in the security register. Unless otherwise indicated in the relevant prospectus supplement, the corporate trust office of the trustee in the City of New York will be designated as our sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by us for the debt securities of a particular series will be named in the relevant prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.
      All moneys paid by us to a paying agent for the payment of the principal of, premium, if any, or any interest on any debt security which remain unclaimed for two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of such debt security thereafter may look only to us for payment.
Registration and Transfer
      If debt securities at any time are issued otherwise than as registered global securities, the transfer of the debt securities may be registered, and debt securities may be exchanged for other debt securities of the same series, of authorized denominations and with the same terms and aggregate principal amount, at the offices of the trustee. We may change the place for registration of transfer and exchange of the debt securities and designate additional places for registration of transfer and exchange.
      No service charge will be made for any transfer or exchange of the debt securities. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with any transfer or exchange. We will not be required to register the transfer of, or to exchange, the debt securities of any series during the 15 days prior to the date on which notice of redemption of any debt securities of that series is mailed or any debt security that is selected for redemption.
Defeasance
      The indenture provides that we may defease and be discharged from all obligations with respect to the debt securities and the indenture (“legal defeasance”) or be released from our obligations under certain covenants under the indenture with respect to the debt securities such that our failure to comply with the defeased covenants will not constitute an Event of Default (“covenant defeasance”). We may effect a legal defeasance or a covenant defeasance by:

(i) irrevocably depositing in trust with the trustee money or Eligible Obligations (as defined in the indenture) or a combination of money and Eligible Obligations, which will be sufficient to pay when due the principal of, and any premium and interest on, the debt securities, and

(ii) satisfying certain other conditions specified in the indenture.
      We may not effect a legal defeasance or a covenant defeasance unless we deliver to the trustee an opinion of counsel to the effect that the holders of the affected debt securities will:

(i) not recognize income, gain or loss for United States federal income tax purposes as a result of the legal defeasance or the covenant defeasance, and

(ii) be subject to United States federal income tax on the same amounts, in the same manner and at the same times as if the legal defeasance or covenant defeasance had not occurred.
      In the case of legal defeasance, such opinion must be based upon a change in law or a ruling of the Internal Revenue Service.
Consolidation, Merger and Sale of Assets
      Under the terms of the indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets as, or substantially as, an entirety to any entity, unless:

(i) the surviving or successor entity is organized and validly existing under the laws of any domestic jurisdiction and it expressly assumes our obligations on all debt securities under the indenture;

(ii) immediately after giving effect to the transaction, no Event of Default under the indenture or no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and

(iii) we shall have delivered to the trustee an officer’s certificate and an opinion of counsel as provided in the indenture.
Subsidiary Guarantees
      If specified in the prospectus supplement, one or more of our subsidiaries may guarantee the obligations of JLG relating to its debt securities issued under this prospectus. The specific terms and provisions of each subsidiary guarantee, including any provisions relating to the subordination of any subsidiary guarantee, will be described in the applicable prospectus supplement. The obligations of each subsidiary guarantor under its subsidiary guarantee will be limited as necessary to seek to prevent that subsidiary guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law.
Event of Default
      The term “Event of Default,” when used in the indenture with respect to any debt securities issued thereunder, means any of the following:

(i) failure to pay interest on such debt securities within 30 days after it is due;

(ii) failure to pay the principal of or any premium on any such debt securities when due;

(iii) failure to perform any other covenant in the indenture, other than a covenant that does not relate to such series of debt securities, that continues for 90 days after we receive written notice from the trustee, or we and the trustee receive a written notice from the holders of a majority in aggregate principal amount of the debt securities of that series; or

(iv) events of our bankruptcy, insolvency or reorganization specified in the indenture.
      An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the indenture. The trustee may withhold notice to the holders of debt securities of any default, except default in the payment of principal or interest, if it considers the withholding of notice to be in the interests of the holders.
Remedies
      If an Event of Default under the indenture for any series of debt securities occurs and continues, the trustee or the holders of a majority in aggregate principal amount of all the debt securities of the series may declare the entire principal amount of all the debt securities of that series, together with accrued interest, to be due and payable immediately. However, if the Event of Default is applicable to all outstanding debt securities under the indenture, only the trustee or holders of a majority in aggregate principal amount of all outstanding debt securities of all series, voting as one class, and not the holders of any one series, may make that declaration of acceleration.
      At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the Event of Default under the indenture giving rise to the declaration of acceleration will be considered waived, and the declaration and its consequences will be considered rescinded and annulled, if:

(i) we have paid or deposited with the trustee a sum sufficient to pay:

(a) all matured installments of interest on all debt securities of the series;

(b) the principal of and premium, if any, on any debt securities of the series which have become due otherwise than by acceleration;

(c) interest on overdue interest (to the extent allowed by law) and on principal and any premium which have become due otherwise than by acceleration at the prescribed rates, if any, set forth in such debt securities; and

(d) all amounts due to the trustee under the indenture; and

(ii) any other Event of Default under the indenture with respect to the debt securities of that series has been cured or waived as provided in the indenture.
      There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.
      Other than its duties in case of an Event of Default under the indenture, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless the holders offer the trustee a reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any power conferred upon the trustee. However, if the Event of Default under the indenture relates to more than one series, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. The trustee is not obligated to comply with directions that conflict with law or other provisions of the indenture.
      No holder of debt securities of any series will have any right to institute any proceeding under the indenture, or for any remedy under the indenture, unless:

(i) the holder has previously given to the trustee written notice of a continuing Event of Default under the indenture;

(ii) the holders of a majority in aggregate principal amount of the outstanding debt securities of all series in respect of which an Event of Default under the indenture shall have occurred and be continuing have made a written request to the trustee, and have offered reasonable indemnity to the trustee, to institute proceedings; and

(iii) the trustee has failed to institute any proceeding for 60 days after notice.
      However, these limitations do not apply to a suit by a holder of a debt security for payment of the principal, premium, if any, or interest on the debt security on or after the applicable due date.
      We will provide to the trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the indenture.
Modification and Waiver
      Without the consent of any holder of debt securities issued under the indenture, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

(i) to evidence the assumption by any permitted successor of our covenants in the indenture and in the debt securities;

(ii) to add to our covenants or to surrender any of our rights or powers under the indenture;

(iii) to add additional events that comprise an Event of Default under the indenture;

(iv) to change, eliminate or add any provision to the indenture; provided, however, that, if the change will adversely affect the interests of the holders of debt securities of any series in any material respect, the change, elimination or addition will become effective only:

(a) when the consent of the holders of debt securities of such series has been obtained in accordance with the indenture; or

(b) when no debt securities of the affected series remain outstanding under the indenture;

(v) to provide collateral security for all but not part of any series of the debt securities;

(vi) to establish the form or terms of debt securities of any series as permitted by the indenture;

(vii) to provide for the authentication and delivery of bearer securities;

(viii) to evidence and provide for the acceptance of appointment of a successor trustee;

(ix) to provide for the procedures required for use of a noncertificated system of registration for the debt securities of all or any series;

(x) to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange, and notices to us may be served;

(xi) to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the indenture; provided that the action does not adversely affect the interests of the holders of debt securities of any series in any material respect; or

(xii) to modify, eliminate or add to the provisions of the indenture to such extent as shall be necessary to effect the qualification of the indenture under the Trust Indenture Act of 1939 and to add to the indenture such other provisions as may be expressly required under the Trust Indenture Act.
      The holders of at least a majority in aggregate principal amount of the debt securities of all series then outstanding may waive our compliance with some restrictive provisions of the indenture. The holders of not less than a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the indenture that cannot be modified or be amended without the consent of the holder of each outstanding debt security of the series affected.
      If the Trust Indenture Act is amended after the date of the indenture in such a way as to require changes to the indenture, the indenture will be deemed to be amended so as to conform to that amendment to the Trust Indenture Act. We and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence the amendment.
      The consent of the holders of a majority in aggregate principal amount of the debt securities of all series then outstanding is required for all other modifications to the indenture. However, if less than all of the series of debt securities outstanding are directly affected by a proposed supplemental indenture, the consent only of the holders of a majority in aggregate principal amount of all series that are directly affected will be required. No such amendment or modification may:

(i) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount of any debt security or its rate of interest or change the method of calculating the interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any debt security, without the consent of the holder;

(ii) reduce the percentage in principal amount of the outstanding debt securities of any series the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the indenture or any default thereunder and its consequences without the consent of all the holders of the series; or

(iii) modify some of the provisions of the indenture relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the debt securities of any series, without the consent of the holder of each outstanding debt security affected thereby.

      A supplemental indenture which changes the indenture solely for the benefit of one or more particular series of debt securities, or modifies the rights of the holders of debt securities of one or more series, will not affect the rights under the indenture of the holders of the debt securities of any other series.
      The indenture provides that debt securities owned by us or anyone else required to make payment on the debt securities shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent.
      We may fix in advance a record date to determine the required number of holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but we shall have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding debt securities have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding debt securities shall be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder will bind every future holder of the same debt securities and the holder of every debt security issued upon the registration of transfer of or in exchange of those debt securities. A transferee will be bound by acts of the trustee or us in reliance thereon, whether or not notation of that action is made upon the debt security.
Resignation of a Trustee
      The trustee may resign at any time by giving written notice to us, or the holders of a majority in principal amount of all series of debt securities then outstanding may remove the trustee at any time by giving written notice to us and the trustee. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the trustee a resolution of our board of directors appointing a successor trustee and such successor has accepted the appointment in accordance with the terms of the respective indenture, the trustee will be deemed to have resigned, and the successor will be deemed to have been appointed as trustee in accordance with the indenture.
Notices
      Notices to holders of debt securities will be given by mail to the addresses of such holders as they may appear in the security register for debt securities.
Title
      We, the trustee and any agent of us or the trustee may treat the person in whose name debt securities are registered as the absolute owner thereof, whether or not the debt securities may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary.
Governing Law
      The indenture and the debt securities are governed by, and construed in accordance with, the laws of the State of New York.
Information about the Trustee
      The trustee under the indenture will be an institution named in a related prospectus supplement. In addition to acting as trustee under the indenture, the trustee may act as trustee and paying agent under various other indentures, trusts and guarantees of us and our affiliates. We and our affiliates may maintain deposit accounts and credit and liquidity facilities and conduct other banking transactions with the trustee in the ordinary course of our businesses.
DESCRIPTION OF CAPITAL STOCK
General
      The following description of the terms of our capital stock sets forth certain general terms and provisions of the capital stock that we may issue pursuant to this prospectus. The terms of our articles of incorporation and bylaws are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.
      The relevant prospectus supplement will describe the terms of the capital stock being offered, including:

•	the designation and aggregate number of shares of such stock;

•	if applicable, the annual dividend rate for such stock, or the method of determining such rate;

•	any redemption terms, liquidation, sinking fund and conversion terms; and

•	any other specific terms applicable to such stock.
Preferred Stock
      We are not currently authorized to issue preferred stock and no preferred stock is outstanding. We will need to obtain stockholder approval to authorize the issuance of preferred stock and for the board of directors to determine the terms of each series of our preferred stock. The preferred stock, if authorized by our stockholders, may be issued in one or more series with the designations, rights, preferences and limitations determined by our board of directors, including the consideration to be received for the preferred stock, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, mandatory retirement provisions, conversion rights and voting rights.
      If we issue preferred stock with voting rights, it could make it more difficult for a third party to acquire control of JLG and could adversely affect the rights of holders of common stock. Preferred stockholders typically are entitled to satisfaction in full of specified dividend and liquidation rights before any payment of dividends or distribution of assets on liquidation can be made to holders of common stock. Also, any voting rights granted to our preferred stock may dilute the voting rights of our common stock. Under some circumstances, control of JLG could shift from the holders of common stock to the holders of preferred stock with voting rights. Certain fundamental matters requiring stockholder approval such as mergers, sale of assets and certain amendments to our articles of incorporation) may require approval by the separate vote of the holders of preferred stock in addition to any required vote of the common stock.
Common Stock
      The company’s authorized common stock consists of 100,000,000 shares, par value $.20 per share. As of December 18, 2003, 43,606,785 shares of common stock were outstanding. All of the outstanding shares of common stock are fully paid and nonassessable. The holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor and to share ratably in the assets legally available for distribution to the holder of common stock in the event of the liquidation or dissolution of the company. Holders of common stock do not have cumulative voting rights in the election of directors and have no preemptive, subscription or conversion rights. Except with respect to “control shares” described below, the common stock is not subject to redemption by the company.

      Pursuant to Subchapter 25G of the Pennsylvania Business Corporation Law (the “Control-Share Acquisitions Subchapter”), any person (or group) who engages or proposes to engage in a “control-share acquisition” (such a person (or group) is referred to as an “acquiring person”) is entitled to voting rights with respect to “control shares” only after the shareholders of the company approve the granting of such voting rights. Control shares are those shares over which voting power has been acquired, or is sought to be acquired, by the acquiring person, if such voting power, when added to the voting power held by such person or group over other shares, would result in such person or group having voting power in any one of three specified ranges: 20 percent to 33 1/3 percent, 33 1/3 percent to 50 percent, and 50 percent or more of the votes eligible to be cast in an election of directors of the company (a “control-share acquisition”). A control-share acquisition only occurs the first time each of the three ranges is entered. Also included as control shares are shares acquired by such person within 180 days of, or with the intention of, such person engaging in a control-share acquisition. A shareholder is not considered an “acquiring person” for purposes of this subchapter by voting or giving consent if the shareholder is not itself seeking to acquire control of the company, is not bound to support an acquiring person and does not receive special consideration from an acquiring person different from that received by all other shareholders. Similarly, a shareholder is not considered an “acquiring person” if the shareholder acquires voting power in excess of the three specified ranges by virtue of holding revocable proxies that were solicited in accordance with applicable law, for which no consideration was provided and which must be voted in accordance with the instructions specified by the giver of the proxy.
      At any meeting called to restore voting rights to control shares, the proposal to restore the voting rights must be considered in two separate votes, the first involving all the shares of the company entitled to vote as of the record date set by the company’s board of directors as specified under existing Pennsylvania law, and the second involving only the “disinterested shares.” Disinterested shares are those shares of the company (a) not owned by the acquiring person, by directors who are also officers, by executive officers and by certain employee plans of the company and (b) that have been owned continuously by the same holder for the period beginning on the last to occur of: (i) five days before the acquiring person, or another acquiring person if there are multiple bidders for the company, first announced its intention to engage in a control-share acquisition, (ii) 12 months prior to the record date described above, or (iii) October 17, 1989 and ending on the record date described above. A majority of all votes entitled to be cast in each vote would be required to pass any resolution according voting rights to such control shares.
      The Control-Share Acquisitions Subchapter authorizes the company, on certain conditions, to redeem control shares within two years of the consummation of the control-share acquisition if the acquiring person does not file a required information statement with the company within thirty days of completing the control-share acquisition, or if the control shares are not accorded full voting rights by the shareholders pursuant to the procedures described above or if voting rights are accorded but subsequently lapse.
Common Stock Purchase Rights
      The following summary is qualified by the terms of the Rights Agreement between the company and American Stock Transfer and Trust company, as Rights Agent and dated as of May 24, 2000 (the “Rights Agreement”) and the description of common stock purchase rights contained in our registration statement on Form 8-A12B, filed with the SEC on May 31, 2000.
      Effective May 24, 2000, the company’s board of directors declared a distribution of one common stock purchase right (each, a “right”) for each outstanding share of company common stock to shareholders of record at the close of business on June 15, 2000 (the “record date”) and for each share of company common stock issued (including shares distributed from treasury) by the company thereafter and prior to the distribution date (as defined below). Each right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the company one-tenth of a share of company common stock at a purchase price of $40.00 per whole share of company common stock (equivalent to $4.00 for each one-tenth of one share of company common stock), subject to adjustment as provided in the Rights Agreement.

      Initially, the rights will attach to all certificates representing shares of outstanding company common stock, and no separate rights certificates will be distributed. The rights will separate from the company common stock and the “distribution date” will occur upon the earlier of (i) 10 business days following a public announcement (the date of such announcement being the “shares acquisition date”) that a person or group of affiliated persons (an “acquiring person”) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of company common stock, and (ii) 10 business days (or such later date as may be determined by action of the board of directors prior to such time as any person becomes an acquiring person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the company common stock outstanding.
      The rights are not exercisable until the distribution date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the company as described below.
      In the event that (i) the company is the surviving corporation in a merger with an acquiring person and shares of company common stock shall remain outstanding, (ii) an acquiring person becomes the beneficial owner of 15% or more of the then outstanding shares of company common stock, (iii) an acquiring person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement, or (iv) during such time as there is an acquiring person, an event occurs which results in such acquiring person’s ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), except in the case where an acquiring person becomes such pursuant to a tender or exchange offer which is for all outstanding company common stock at a price and on terms which a majority of certain members of the board of directors determines to be adequate and in the best interests of the company, its stockholders and other relevant constituencies, other than such acquiring person, its affiliates and associates (a “permitted offer”) then, in each such case, each holder of a right will thereafter have the right to acquire, upon exercise of such right, that number of shares of company common stock (or, in certain circumstances, cash, property or other securities of the company, hereafter collectively referred to as “other consideration”) having a value equal to two times the exercise price of the right. The exercise price is the purchase price for a whole share issuable upon exercise of a right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any acquiring person will be null and void.
      In the event that, at any time following the shares acquisition date, (i) the company is acquired in a merger or other business combination transaction and the company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any person consolidates or merges with the company and all or part of the company common stock is converted or exchanged for securities, cash or property of any other person or (iii) 50% or more of the company’s assets or earning power is sold or transferred, each holder of a right (except rights which previously have been voided as described above) shall thereafter have the right to acquire, upon exercise of such right, common stock of the acquiring person having a value equal to two times the exercise price of the right.
      At any time until ten business days following the shares acquisition date, a majority of the board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to adjustment in certain events), payable, at the election of such majority of the board of directors in cash or shares of company common stock.
      Until a right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the company, including, without limitation, the right to vote or to receive dividends.
Transfer Agent and Registrar
      American Stock Transfer & Trust Company serves as transfer agent and registrar for our common stock.

DESCRIPTION OF WARRANTS
      We may issue warrants, including warrants to purchase common stock, preferred stock, debt securities, or any combination of the foregoing. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants will be issued under warrant agreements to be entered into between us and a warrant agent as detailed in the prospectus supplement relating to warrants being offered.
      The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currencies in which the price or prices of the warrants may be payable;

•	the designation, amount, and terms of the offered securities purchasable upon exercise of the warrants;

•	the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of any federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.
PLAN OF DISTRIBUTION
      We may sell the securities offered by this prospectus directly to purchasers or indirectly through underwriters, dealers or agents. The names of any such underwriters, dealers or agents will be set forth in the relevant prospectus supplement. We will also set forth in the relevant prospectus supplement:

•	the terms of the offering of the securities;

•	the proceeds we will receive from such a sale;

•	any underwriting discounts, sales commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any commissions payable to agents;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which we may list the securities.

      We may distribute the securities from time to time in one or more transactions at:

•	a fixed price;

•	prices that may be changed;

•	market prices at the time of sale;

•	prices related to prevailing market prices; and

•	negotiated prices.
      We will describe the method of distribution in the relevant prospectus supplement.
      If we use underwriters with respect to a series of the securities, we will set forth in the relevant prospectus supplement:

•	the name of the managing underwriter, if any;

•	the name of any other underwriters; and

•	the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any.
      The underwriters will acquire any securities for their own accounts and they may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.
      Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We anticipate that any underwriting agreement pertaining to any securities will:

•	entitle the underwriters to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments that the underwriters may be required to make related to any such civil liability;

•	subject the obligations of the underwriters to certain conditions precedent; and

•	obligate the underwriters to purchase all securities offered in a particular offering if any such securities are purchased.
      In connection with an offering of the securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, underwriters may:

•	overallot in connection with the offering, creating a short position;

•	bid for, and purchase, the securities in the open market to cover short positions;

•	bid for, and purchase, the securities in the open market to stabilize the price of the securities; and

•	reclaim selling concessions allowed for distributing the securities in the offering if the underwriter repurchases previously distributed securities in covering transactions, in stabilization transactions or otherwise.
      Any of these activities may stabilize or maintain the market price of the securities above independent market levels. Underwriters are not required to engage in these activities, and may end any of these activities at any time. No assurance can be given as to the liquidity of any trading market for the securities.
      If we use a dealer in an offering of the securities, we will sell such securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by such dealer at the time of resale. We will set forth the name of the dealer and the terms of the transaction in the prospectus supplement.

      If we use an agent in an offering of the securities, we will name the agent and describe the terms of the agency in the relevant prospectus supplement. Unless we indicate otherwise in the prospectus supplement, we will require an agent to act on a best efforts basis for the period of its appointment.
      Any underwriters, agents or dealers participating in the distribution of the securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them on the sale or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may indemnify them against certain civil liabilities under the Securities Act. In the ordinary course of business, we may engage in transactions with underwriters, dealers and agents and they may perform services for us.
      We may solicit offers to purchase the securities and make sales directly to institutional investors or others who may be considered underwriters under the Securities Act with respect to such sales. We will describe the terms of any such offer in the relevant prospectus supplement.
      We may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The relevant prospectus supplement will describe the commission payable for solicitation of those contracts.
      Offered securities may also be offered and sold, if so indicated in the relevant prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the relevant prospectus supplement.
      We will set forth in the relevant prospectus supplement the anticipated delivery date of the securities and the prospectus delivery obligations of dealers.
LEGAL MATTERS
      Certain legal matters with respect to the securities offered hereby will be passed upon for us by Thomas D. Singer, our Senior Vice President and General Counsel, and by Covington & Burling, Washington, D.C.
EXPERTS
      The following financial statements have been incorporated by reference in this prospectus:

•	Consolidated financial statements of the company as of July 31, 2003, included in the company’s annual report on Form 10-K for the period ended July 31, 2003.

•	Audited balance sheet of TRAK International, Inc. as of December 28, 2002, included in the company’s current report on Form 8-K/A filed with the SEC on October 14, 2003.
The aforementioned financial statements have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
      With respect to the unaudited condensed consolidated interim financial information included in the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2003, which is incorporated by reference in this registration statement, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in the Company’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2003 which is incorporated herein by reference, states that they did not audit and they do not express an opinion on the interim financial information contained in that report. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provision of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the auditors within the meanings of Section 7 and 11 of the Securities Act.